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DATE : 5/23/02

Rabobank ~~Group~~ Nederland

02 MAY 20 AM 10:56

ARS 12-31-01



Annual Report

2001

Rabobank Group

Directors' Report

Our ambition:

to be market leader

Annual Report 2001

Our ambition: to be market leader

The Delta Works, one of the most prominent achievements of the Netherlands. The cover picture symbolises our ambition: we want to be the best, most client-driven and innovative financial services group in the Netherlands.

This Annual Report is also available on the internet:
www.rabobankgroep.nl/report

Introduction

Report of the Executive Board and the Board of Directors

Annual figures for 2001

Report of the Supervisory Board

Other information

Rabobank Group

From the chairmen

Despite the economic slowdown the Rabobank Group achieved a reasonable result. The retail banking operations and asset management business reported disappointing results owing to the sharp decline in investment activities. Results from wholesale banking, however, developed positively. The insurance and leasing operations can look back on a satisfactory and a good year respectively.

The performance during the year shows that, thanks to its broad spread of activities based on its Allfinanz formula, the Rabobank Group can take a knock in times of economic weakness. We owe the results achieved during the year primarily to our staff. We are grateful to them for their commitment and are confident that we will be able to rely on their hard work and endeavour again in 2002.

The main strength of the Rabobank Group lies in its combination of independent local Rabobanks, operating the most closely meshed financial distribution network in the Netherlands, with their concept of local co-operative banking. This combination, forged primarily in the interests of clients and members, has made the Rabobank Group the market leader in virtually all sectors of the financial services market in the Netherlands. Surveys show that we also perform well in the creation of customer value, our primary target. We must now retain our market leadership and build on it wherever possible. Our ambition is market leadership, no more and no less.

Market leadership is not a goal in itself but a means to maximise customer value. To continue providing our clients with the best possible service, it is of prime importance that we offer them the best possible value for money. This requires a more efficient organisation of our business processes, which will inevitably have consequences for employment within the Group. Moreover, further modernisation of our co-operative business will be essential. Measures are being implemented to strengthen the entrepreneurial drive of the local Rabobanks and to encourage more active involvement by clients and members in their local banks. Significant progress was made in both these areas in 2001.

The proposed changes in the senior management structure of Rabobank Nederland should be seen not only in the light of increased local entrepreneurial drive and greater involvement of members, but also in the light of more effective management and stricter supervision. One of the aims is to give the local Rabobanks more direct influence over matters that are of importance to their clients and members through the medium of the Central Delegates Assembly.

Integrity is the basic principle in the relationship with our clients and also in the relationship between the constituent parts of Rabobank Group. Integrity calls for continuous awareness of the consequences of our actions. Fortunately, in the majority of cases we take the right decisions in our Group and live up to our mission statement in this respect. In a number of cases, however, we have failed to do so. We accordingly learn the lessons to be learnt and do not hesitate to take firm measures when necessary.

Hans Smits,
Chairman of the Executive Board
of Rabobank Nederland

Wim Meijer,
Chairman of the Board of Directors
of Rabobank Nederland



'Our ambition is market leadership, no more and no less. It is not a goal in itself but a means to maximise customer value.'

Main events

Several strategic decisions were taken and a number of significant events took place within the Rabobank Group organisation in 2001. They included the strategic expansion of the Group's activities and the further definition of the co-operative mission.

Preliminary talks were held in December on changes in the senior management structure of Rabobank Nederland. The intention is to strengthen the influence of the affiliated banks, to increase management effectiveness and to make supervision more transparent. The Board of Directors will cease to exist, with the Executive Board assuming all responsibility for the management of Rabobank Nederland. The local Rabobanks will have more say on policy. The supervisory duties of the Supervisory Board will be strengthened. The discussion on the new top structure is expected to be completed in the course of 2002.

Rabobank undertook various activities in 2001 to flesh out its co-operative mission. The issue of new Member Certificates and the publication of the members' magazine 'U' helped increase the number of members of the local Rabobanks by 275,000 to 825,000 in the past year. The target is to have approximately 1.2 million clients become members by the end of 2003.

During the year, Rabobank International decided to acquire the Irish state-owned bank ACCBank. This acquisition reflects the country banking strategy of taking over smaller, primarily rural banks that operate in developed markets that have a strong agricultural sector. Rabobank International intends to implement this strategy in other parts of the world as well in the future.

Interpolis and VGZ agreed to set up a joint health insurer to operate in the group insurance market for companies. This strategic step has given Interpolis access to the health insurance market. This type of insurance complements Interpolis's current product range. The joint venture was launched on 1 January 2002.

The one millionth All-in-One Policy was issued in the past year. First introduced in 1996, this policy combines several personal non-life insurances. It can now also be taken out over the Internet.

Rabobank reached agreement with the public servants superannuation fund, Algemeen Burgerlijk Pensioenfonds, during the year to establish Obvion. This joint venture has been offering mortgage loans through agents since the beginning of 2002. For Rabobank it represents an increase in outlets for mortgage loans; previously, mortgages had been offered through the local Rabobanks only. The target is to increase market share by an additional 5% within three years.

Robeco aims to offer a broad range of investment products in both Europe and the United States. The acquisition of the American asset manager Harbor Capital Advisors in June was therefore a major step forward for Robeco. Harbor Capital Advisors had a total capital of EUR 17 billion under management at the end of 2001; its services complement those offered by the other American subsidiary Weiss, Peck & Greer.

Key figures

	2001	2000	1999	1998	1997
Volume of services (in EUR millions)					
Total assets	363,619	342,920	281,218	249,718	194,222
Private sector lending	197,262	179,137	161,074	129,554	117,569
Funds entrusted	172,174	146,705	127,527	114,826	98,307
Assets managed [1]	177,800	159,000	139,800	124,100	83,700
Premium income, insurance	3,926	3,417	2,867	2,485	2,168
Financial position and solvency (in EUR millions)					
Reserves	14,914	13,108	11,867	10,381	9,708
Tier I capital	16,976	14,653	13,007	11,817	11,113
Tier I + Tier II capital	17,426	15,093	13,650	12,660	11,947
Total risk-weighted assets	152,812	142,278	129,801	114,445	107,163
Tier I ratio [2]	10.2	10.3	10.0	10.3	10.4
BIS ratio [2]	10.5	10.6	10.5	11.1	11.1
Profit and loss account (in EUR millions)					
- Interest	5,060	4,585	4,499	3,781	3,542
- Commission and other income	3,374	3,175	2,307	2,051	1,738
Total income	8,434	7,760	6,806	5,832	5,280
Operating expenses	5,834	5,459	4,826	4,099	3,730
Value adjustments to receivables	480	360	350	340	254
Value adjustments to financial fixed assets	59	9	0	0	0
Addition to the fund for general banking risks	0	52	100	0	0
Operating profit before taxation	2,061	1,880	1,530	1,393	1,296
Taxation on operating profit	578	507	423	401	395
Third-party interests	192	179	87	56	36
Net profit	1,291	1,194	1,020	936	865
Ratios					
Return on reserves	9.8%	10.1%	9.8%	9.6%	9.8%
Efficiency ratio	69.2%	70.4%	70.9%	70.3%	70.6%
Other data (numbers of)					
Member Banks	369	397	424	445	481
Offices:					
- branches	1,648	1,727	1,795	1,797	1,823
- agencies	455	548	610	629	654
Cash dispensing machines	2,889	2,676	2,546	2,430	2,268
Foreign offices	143	142	147	150	112
Employees:					
- total number	58,120	55,098	53,147	49,465	44,667
- full-time equivalents	52,173	49,711	48,224	45,310	40,927
Members (x 1,000)	825	550	510	515	525

General:
The figures relating to Group entities will not always correspond with Rabobank Group totals due to consolidation effects.

1)
As a result of a change in definition, assets under management can no longer be compared with amounts disclosed in previous financial statements. The assets under management consist of assets managed for customers and the Group's investment portfolio.

2)
The Tier I ratio and the BIS ratio for 2001 have been calculated taking into account the effect on equity of the changed accounting policy for pensions with effect from 1 January 2002 (see 2001 financial statements).

Profile of the Rabobank Group

The Rabobank Group is the largest financial service provider in the Dutch market. It comprises the local co-operative Rabobanks in the Netherlands, the central Rabobank Nederland organisation and a large number of specialised subsidiaries. The Group has been awarded the highest possible credit ratings by all leading rating agencies.

The Rabobank Group is a co-operative organisation founded on the 369 independent local Rabobanks operating in the Netherlands. Their primary goal is to create customer value. Together, they form the supra-local co-operative organisation, Rabobank Nederland, which advises the banks and supports their services. In addition, Rabobank Nederland supervises the local banks on behalf of the Dutch central bank and acts as the *bankers' bank* for the Group.

The Rabobank Group's ambition is to provide its 9 million clients, both private and business, with all possible financial products. To this end, it has a large number of specialised businesses engaged in asset management (Robeco), insurance (Interpolis), leasing (De Lage Landen), private banking (Schretlen & Co and Effectenbank Stroeve), equity participations (Gilde), corporate banking and investment banking (Rabobank International and its subsidiary Rabo Securities). These specialised subsidiaries provide financial services and products to the local Rabobanks and their clients on the one hand and serve their own clients directly at home and abroad on the other.

Competence centres

The various Group entities work closely together within the Rabobank Group to form a network of competence centres. This networked expertise allows the Group as a whole to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. The Group thus combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and scale of a large organisation.

Strong market position

The Rabobank Group is the largest financial service provider in the Dutch market. It serves more than half the population and businesses in the country. It is accordingly market leader for virtually all financial services: mortgage loans (23%), private savings (40%), capital held in investment funds (36%), small and medium-sized enterprises (37%). Its share in the large corporate market is lower but in the agricultural market, where the organisation has its roots, Rabobank Group accounts for 87% of all bank lending.

Rabobank Group: Triple A

The Rabobank Group's primary target is to create customer value. The preconditions for this are to offer employee value and to secure financial stability. The Group's success in steering by these three 'compasses' is evidenced by its being awarded the highest credit ratings by all leading rating agencies.

International network

To serve our clients in the international market, the Rabobank Group has 143 branches in 34 countries outside the Netherlands.

9 million clients

including 825,000 members

369 co-operative Rabobanks

local Rabobanks with a total of 1,648 branch offices

Rabobank Nederland

Support to local member banks, Group Treasury,
Rabobank Nederland Corporate Clients,
Rabobank Nederland Securities Services,
Rabobank ICT & Support Services

Interpolis

insurance, pensions,
employment benefits

Rabobank International

including Rabo Securities,
corporate and investment banking

De Lage Landen

leasing, trade finance, vendor finance

Robeco

including Weiss, Peck & Greer and
Harbor Capital Advisors, asset management,
investment funds

Rabobank Nederland

Coöperatieve Centrale
Raiffeisen-Boerenleenbank BA

Gilde Investment Management

venture capital

International Private Banking & Trust

international private banking

Effectenbank Stroeve

asset management,
investment advice

Schretlen & Co

asset management:
asset planning and advice

Rabo Vastgoed

real estate project development
and project financing

More about the Rabobank Group?
Go to: www.rabobank.com

Lines from 2001 to the future

Despite the economic slowdown, the Rabobank Group remained firmly on course in 2001. Thanks to the broad spread of activities, setbacks in one part of the Group were cushioned by improved results elsewhere. To further optimise the broad base underpinning the Rabobank Group, discussions have started with the Central Delegates Assembly on pursuing a more vigorous strategy.

The performance during the year testifies to the strength of the Allfinanz concept underlying the Rabobank Group's services. The Group is in a healthy position to achieve its primary target of maximising customer value both now and in the future. To do so, however, it must retain its strong market presence and its strong equity position. Against this background a more vigorous Group strategy would be appropriate. The underlying ambition of this strategy is market leadership.

Market leadership

For the Rabobank Group, being market leader is not a goal in itself but a means for it to accomplish its mission. The mission is written into the Group's co-operative genetic code: *to help clients realise their ambitions*. The primary target of offering the greatest possible customer value is derived from this mission. Market leadership means being the clients' preferred choice for financial services. It also means that clients appreciate Rabobank not only as a reliable and expert organisation but also as an innovative and client-driven service provider. The Rabobank Group wants to be the best, the most client-driven and the most innovative financial group in the Netherlands.

Strategic priorities

To realise our ambition of market leadership, it has been proposed that a number of strategic priorities be implemented in the years ahead. The main priorities are:

- To strengthen the local Rabobanks' format, the Rabobank brand and Rabobank Nederland's role as a service centre for the local banks;
- To introduce a market strategy for the product/market entities (PMEs);
- To strengthen the position in the large corporate market;
- To increase the contribution from the subsidiary companies;
- To take strategic steps to strengthen the Rabobank Group's position in the European market;
- To strengthen the Rabobank Group's equity position.

STRONG RABOBANK FORMAT

Using the *Rabobank* brand name, the local Rabobanks reach the broad retail market of private clients and small and medium-sized enterprises. This format, based on local entrepreneurial drive, effectiveness, efficiency and the ability to respond optimally to client needs, will be strengthened. We shall work on improving the result, increasing local enterprise and recruiting more and more committed members. We shall also focus on selling third-party products and services and augmenting the service package with non-financial products. Rabobank Nederland – the service centre for the local Rabobanks – will play its part by providing more demand-driven support in place of supply-driven support. As announced in December 2001, this will be accompanied by a streamlining of the central organisation, which will have consequences for employment.

Improved result

Effectiveness and the ability to respond optimally to client needs are closely related to efficiency. To be the clients' preferred choice, the local Rabobanks must offer their products at keen prices. Production and client service at the local banks must therefore be as efficient as possible. The Progress efficiency programme to cut costs and increase income made good headway during the year. It is thought that the potential improvements identified at each of the local banks can now be realised quickly. The proper implementation of the Progress programme is very important but there are also other ways to improve efficiency.

More local entrepreneurial drive

The local Rabobanks' entrepreneurial drive is a key instrument to increase customer value. Their enterprise can be leveraged by actively involving clients in the bank, by innovating at a local level and by working with each other and with Rabobank Nederland. Many local Rabobanks entered into supra-local alliances during the year to improve the service provided to specific clients. This was illustrated in 2001 by the further intensification of the co-operation between local Rabobanks and Rabobank Nederland in order to serve the large corporate market.

Stronger market presence in large cities

Rabobank has its roots in the countryside and is therefore slightly underrepresented in large cities. It could strengthen its urban presence by targeting specific groups, such as ethnic minorities. Working with other businesses, such as supermarkets, and subsidiary companies would also strengthen its position in large cities. It was decided during the year, for example, that Effectenbank Stroeve would concentrate specifically on high net worth individuals in the Randstad conurbation in the west of the Netherlands.

More and more committed members

The member recruitment campaign launched at the beginning of 2001 produced a spectacular increase in the membership of the local Rabobanks. The number of members rose by more than 50% to 825,000. In 2001 emphasis was placed on recruiting more members; in 2002 and subsequent years the focus will shift to more commitment from members to their local banks. The local Rabobanks' members are an important reference point for the market leadership we are seeking. They express their opinions on the quality of the service and actively take part in numerous change projects. They are simultaneously a source of nourishment and a source of inspiration.

Sale of third-party products

The local Rabobanks would generate more customer value if they offered not only the Rabobank Group's investment and insurance products but also products sourced from third parties. Clients would have greater choice and the local banks would be able to act more as independent advisers. Distribution agreements will be concluded with suppliers of third-party products and a plan will be drawn up to co-ordinate the range and labels.

Non-financial products

The extensive network of Rabobanks is an excellent channel to sell non-financial products and services as well. Clients are increasingly asking for a complete package of financial and other services in combination with housing, employment and care. An example of the latter is Interpolis's expansion of the number of employment benefit packages offered to entrepreneurs in the SME sector in 2001. By working with businesses from other sectors, the Rabobanks will be able to create new forms of service. This is clearly illustrated by the Internet portals set up in co-operation with non-financial businesses during the year to serve specific target groups.

New distribution formats?

The local banks working under the Rabobank brand name are by far the most important distribution format for Rabobank Nederland. An issue is whether clients who are difficult to reach using this brand could be better approached through other distribution formats and under a different brand name.

MARKET STRATEGY FOR PMEs

Rabobank Nederland's product/market entities (PMEs) are responsible for developing banking products such as savings, loans, funds transfers, investments and the clearing of resultant transactions. With the aid of a sophisticated marketing strategy, the PMEs can seek new clients outside Rabobank Group.

Co-operation with other parties

The strategy might also include the sale of simple financial products in co-operation with a supermarket chain or the performance on a contract basis of part of a smaller financial institution's production. In 2001, for example, Friesland Bank decided to contract out its security clearing operations to Rabobank Nederland Securities Services and financial products were marketed in co-operation with another party following the formation of Obvion. This joint venture with the State Employees' Pension Scheme, Algemeen Burgerlijk Pensioenfonds, will offer mortgage loans under its own name through independent agents.

Paul van de Ven - Rabobank Nederland

'Together with the Executive Board, the Strategy Staff Department has refocused Rabobank Group's strategy. In order to maintain and enhance Rabobank Group's strong position, both now and for the future, we have chosen "Market leadership as ambition" as our theme. We want to offer our clients the best, market-leading quality and competitive services that optimally meet their requirements, and we want to be seen as the best in our clients' eyes.'

'This ambition adds dynamism and inspiration to our aim to deliver customer value. It raises our ambitions, as it were, and also challenges us to become more enterprising. In part, this calls for a renewal or refocusing of our work culture. Continual renewal and development are required if we are to realise this and keep on realising this. The new Strategic Framework provides both the direction and the scope to do just that.'



STRONGER IN THE LARGE CORPORATE MARKET

The points above relate to Rabobank Group's position in the retail market. The target for the large corporate market is to establish the Rabobank Group as a strong, competent, client-driven and broad-based financial institution that stands out by virtue of its relationship banking close to clients. Clients in the SME sector will also benefit from the products offered in the large corporate market, particularly from the complex advisory services.

Rabobank Nederland Corporate Clients

Rabobank Nederland set up a new department, Rabobank Nederland Corporate Clients (RNCC), during the year to work exclusively in the large corporate market. It will serve clients that have more than 20 employees and/or turnover in excess of EUR 9 million. RNCC will organise the service and client contact from the Rabobank Group as efficiently as possible. Its sector specialists will work closely with the supra-local teams of local Rabobanks. RNCC will also be responsible for tailoring the range of products and services to the needs of the large corporate market.

From lending to advising

The Rabobank Group's focus on the large corporate market will move from lending to advising. New products, supplied internally or by third parties, will also be offered in the field of leasing and corporate insurance. In addition, complex, tailor-made solutions offered, for example, by Rabobank International will be put to profitable use in a wider section of the large corporate market. Advice on mergers and acquisitions would be suitable for this purpose. To strengthen the position in the large corporate market, it will also be necessary to satisfy the growing demand from clients for equity participations and venture capital

HIGHER CONTRIBUTION FROM SUBSIDIARIES

The Rabobank Group's subsidiaries provide products and services to the local Rabobanks and directly to their own clients. Together, the subsidiaries form a knowledge and experience network that enables the Rabobank Group to grow at home and abroad, to undertake a variety of activities and to spread risks.

Develop business skills

The subsidiaries have the freedom to develop their own business skills in the Netherlands and abroad by means of new and existing distribution channels, acquisitions, mergers and alliances. Their performance is assessed in terms of their contribution to the achievement of the Rabobank Group's ambition of market leadership. They are rated in terms of the customer value they create and in terms of the financial and strategic added value they provide. The Rabobank Group's main autonomous subsidiaries are Robeco (investment funds and asset management), Interpolis (insurance), De Lage Landen (leasing), Schretlen & Co and Effectenbank Stroeve (private asset management), International Private Banking & Trust (private asset management outside the Netherlands), Rabo Vastgoed (property development), Rabobank International (international corporate banking) and Gilde Investment Management (venture capital). Their strategies are considered in the sections Investment, Insurance, Leasing, Retail Banking and Wholesale Banking of this annual report.

RABOBANK GROUP ALSO STRONG IN EUROPE

The European financial world is changing fast. We are on the eve of a sweeping consolidation. If the Rabobank Group does not take action, it will lose volume to its competitors and become less attractive to clients.



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The stronger the home base, the more attractive as a European partner

The Rabobank Group wishes to make the leap to Europe as an architect and partner in a leading pan-European retail financial group. Opportunities are being explored with preferably co-operative partners and also with non-co-operative partners. The route to a strong European presence will not be an easy one. One thing, however, is certain. We shall explore only those avenues that are appropriate to us, that offer added value for our clients and that best serve the concept of co-operative banking. The stronger the Rabobank Group is on its home market, the more attractive it will be as a European partner.

STRONGER EQUITY POSITION

To realise its growth strategy, the Rabobank Group will require a great deal of capital. It is therefore of prime importance that we earn a satisfactory profit so that we can substantially increase our equity position through retained earnings.

Possible role for members

Equity growth through retained earnings will require a hard and sustained effort to increase income and keep cost rises within limits. In the longer term, however, this will not be sufficient for the Rabobank Group to achieve its ambition of market leadership. Various ways are being studied to raise additional capital. The role that the members of the local Rabobanks can play as providers of capital will also be considered.

Customer value

The key principle behind Rabobank Group's philosophy and activities is to create and increase customer value. Customer value is defined as the value a client attaches to the services he or she receives. This is more than just having a high percentage of satisfied or loyal clients.

Customer value depends on clients' faith that the Rabobank Group acts primarily in their interests and puts their wishes and needs first. Optimal product and service quality is therefore essential. To measure customer value, we have developed the Customer Value Monitor.

Customer Value Monitor

The Customer Value Monitor is a survey tool that continuously analyses the main indicators of customer value. Within each client group of the local Rabobanks, Interpolis and Robeco, more than 7,500 people in the Netherlands are questioned each year in order to obtain a representative assessment for each Group entity. Our competitors' customers were also surveyed for the first time in 2001 so that we could benchmark the Rabobank Group against external performance indicators.

Results of the Customer Value Monitor

As in 2000, the majority of our clients were satisfied with the service provided by the Rabobank Group entities covered by the survey in 2001. In comparison with the previous year there were no significant favourable or adverse changes in their responses. Of the clients questioned, half thought the Rabobank Group acted primarily in their interests and not in its own financial interest. In view of the Rabobank Group's mission to create customer value, we shall have to improve on this score in the years ahead. There is some cause for satisfaction, however, in that the entities covered by the survey scored significantly higher than our competitors (40%) on this indicator.

In addition, the Customer Value Monitor measures general client satisfaction. As in 2000, the local Rabobanks scored 7.5 in the private market and 7.4 in the business market. Interpolis and Robeco scored 7.6 and 8.1. In comparison with the external benchmark, the Rabobank Group scored slightly higher than the average of other financial institutions operating in the same market.

Satisfaction

Rabobank private	7.5
benchmark	7.4
Rabobank business	7.4
benchmark	7.3
Robeco	8.1
benchmark	7.6
Interpolis	7.6
benchmark	7.5

Management information

The Rabobank Group is managed on the basis of both financial and non-financial performance indicators, with customer value as the most important nonfinancial indicator. The changes in the world around us and the resultant developments within the Rabobank Group make customer value a dynamic issue. The Rabobank Group is therefore continuously searching for new ways to further improve its service. In this light, the continuous measurement of the value customers attach to its services is essential. Only by doing so can we respond promptly to changes in perceived customer value. And only with the assistance of clients who feel appreciated can the Rabobank Group realise its ambitions as market leader.

Complaints management

Realising customer value also means being willing to learn from clients who are not satisfied. If certain clients are not happy with parts of the service, creating customer value is particularly challenging. Complaints contain valuable information that the organisation can use to improve its service further. Complaints management is also a path to customer value.

Rabobank Nederland's Complaints Service

If a client is not satisfied with the solution offered by the local Rabobank the matter can be put to the central Complaints Service of Rabobank Nederland. This second-line complaints settlement department received 2,035 (1,652) complaints last year. The increase in comparison with 2000 was due in part to the policy of encouraging clients not to keep their complaints to themselves but to air them. It was also due to the ever-higher demands that clients are making on the products and services they use.

Breakdown of complaints

Rabobank Nederland's Complaints Service received the following complaints in 2001:

Nature of complaint	2001	2000
Funds transfers	48%	44%
Policy, negligence, discourtesy	27%	25%
Securities	7%	13%
Mortgages	5%	5%
Loans	4%	4%
Cancelling accounts/calling security	3%	3%
Savings	2%	3%
Insurance	2%	2%
Other	2%	1%

The increase in the number of complaints received about funds transfers was due to the larger number of disputed transactions involving ATMs and POS terminals outside the Netherlands on the one hand and the higher number of complaints about direct channels on the other. The lower demand for investments owing to the deterioration in the stock exchange climate reduced the number of complaints about security services.

Integrated Complaints Management project

The vision on integrated complaints management was further worked out and endorsed by Rabobank Nederland's Executive Board in 2001. The local Rabobanks are now able to record complaints in a client contact system. The information registered on a complaint is used to improve the service. Training materials are being developed to teach staff how to deal with complaints. They will be incorporated into the existing training courses.

Membership policy

A recruitment campaign was launched at the beginning of 2001 with the goal of the local Rabobanks having 1.2 million members by the end of 2003. By becoming members, clients can influence and control the services provided by their local Rabobanks. In 2001, 275,000 new members were recorded, raising the total number by 50% from 550,000 to 825,000.

Active recruitment of members is necessary if the local co-operative function is to be fulfilled effectively. More and more committed members of the local financial co-operatives will enable the Rabobank Group to put into practice its philosophy of being guided primarily by the needs of its clients. It is this philosophy that makes the Rabobank Group so distinctive in the Dutch financial market. Growth in the number of members, increased commitment and participation will lead to greater client satisfaction and loyalty.

Member recruitment

The strong growth in the number of members stems in part from the Member Value Programme introduced at the beginning of 2001. Clients who regard Rabobank as their principal bank are invited to become members through the members' magazine U and in personal talks with their local banks. In addition to helping recruit new members, the magazine U also provides clients with information on financial matters. Furthermore, we can express our appreciation of them through the magazine by presenting members and prospective members with banking and non-banking offers. More than 250,000 members took up one or more offers in 2001. 63,000 members subscribed to the second issue of Rabobank Member Certificates, which successfully raised EUR 1.6 billion.

Development of the Member Value Programme

The Member Value Programme is still being developed. In 2001 emphasis was placed on recruiting more members; in 2002 and subsequent years the focus will shift to *more commitment* from the members to their local Rabobanks. The target is to involve a quarter of the members in one way or another in their local co-operative bank. They may take part, for example, in seminars, members' meetings, advisory committees or internet communities. A limited number of banks launched a pilot project in 2001 in which members can voice their opinions over the Internet and discuss propositions about the services and social issues. If the pilot is a success, exercising online influence and control will be introduced more widely.

Communities

A large number of local banks were actively involved in a contemporary interpretation of the co-operative philosophy during the year. Members' panels were established to discuss business start-ups, local development and many other issues. Such 'communities' will be established at many other local Rabobanks in the years ahead.

General meeting of members

The increased membership also led to a sharp rise, often by as much as 25% to 50%, in the number of people attending the members' meetings of the local Rabobanks.

Influence of the members

Rabobank's principal goal is to create customer value. Members can influence this through:

- The local Rabobank's policies, such as those on local mergers and target groups.
- The quality of service in general, for example opening times, courtesy, branch network, design and product range.
- The quality of individual services, for example staff expertise in advisory talks, complaints processing, speed of response, ability to help in important situations, clarity of mortgage proposals and the like.
- The social projects and target groups supported by the bank.
- The appropriation of a part of the profit.
- The election and dismissal of directors and supervisors.

Members can therefore influence banking issues – the quality of the service – and control co-operative issues such as mergers between local banks, elections to boards and support for social projects.



Angelique de Wit - Rabobank De Maaslanden

'Our bank's got nearly 4,500 members now. That's a lot, but numbers alone don't mean everything. It's more important for our members to be committed. We need clients who think it's important and pleasurable to belong to our bank and be part of our network in the local community.'

'Our advisers play an important role as ambassadors; their relationship with the clients determines the form and substance of our clients' commitment. We also organise a lot of interactive cultural, knowledge sharing and leisure activities for our members. Many employees are working on membership initiatives with great enthusiasm. I am very proud of that.'

Retail banking business

Rabobank Group's retail banking business suffered from the unfavourable stock exchange climate in 2001. Rabobank Group as a whole maintained its position as a leader in the savings and mortgage loan markets as well as in the local businesses market. Operating profit of the retail banking business increased marginally to EUR 1,252 million.

The local Rabobanks' mission is to help clients achieve their financial ambitions. To that end, the local Rabobanks offer their clients a broad and coherent package of financial services and products in the fields of lending, saving, investing, insurance and leasing.

PRIVATE CLIENTS

Growth in lending

Lending to private individuals increased by EUR 10.9 billion in 2001 to EUR 89.5 billion. This is a 14% increase and one that is reasonably closely in line with the high growth rates of recent years.

Mortgage loans as core product

Rabobank Group sees mortgage loans as the core product of its retail banking business. They form the starting point for the expansion of services to retail clients. Last year, Rabobank Group undertook many efforts, both strategic and operational, to strengthen its leading position in the mortgage loan market. A strategic action was co-operation with the public servants superannuation fund Algemeen Burgerlijk Pensioenfonds; operational actions included various special mortgage campaigns.

Market share in mortgage loans: 23%

The campaign to strengthen our market leadership in mortgage loans, which was launched in the autumn of 2000, resulted in a rise of our market share of more than 3 percentage points in the first few months of 2001, to 25%. Although this market share was maintained reasonably well during the first half of the year, there was a decline in the second half. The market share of mortgage loans for the year 2001 was 23%.

In order to maintain and further strengthen market leadership, a new mortgage loan campaign was launched at the end of 2001. The extensive communication campaign and lowered rates should result in a market share increase of several percentage points, as was seen in the first half of 2001.

Obvion for mortgage loans also via intermediaries

Until the end of 2001, our current market leadership in mortgage loans was entirely realised by the local Rabobanks. To further strengthen Rabobank Group's position in this market, it was decided at the end of last year to form the Obvion joint venture with Algemeen Burgerlijk Pensioenfonds. With effect from the beginning of 2002, Obvion sells mortgages via intermediaries under its own brand. Algemeen Burgerlijk Pensioenfonds contributed its mortgage processing operation to Obvion, with Rabobank providing the financing of the mortgage loans. The joint venture has set a target of realising 5% extra market share for Rabobank Group within three years. The longer-term target is to market other products via Obvion as well, such as life insurance and investment funds.

Rabo Vastgoed

Rabo Vastgoed is Rabobank Group's project development and finance arm. In close co-operation with the local Rabobanks, Rabo Vastgoed develops real estate projects, in particular housing projects. Using venture capital, it also participates in projects. The local Rabobanks provide Rabo Vastgoed with sound knowledge of the local community.
Rabo Vastgoed enables local Rabobanks to capture (new) clients at an early stage and to retain them.
In 2001 Rabo Vastgoed's order portfolio increased by EUR 1.1 billion to EUR 3.5 billion. In 2001 the portfolio comprised 170 projects.

BUSINESS CLIENTS

Lending by the local Rabobanks to the local business market increased by EUR 2.6 billion in 2001 to EUR 48.8 billion, up 6%. The local business market comprises the trade, industry and services sector and the agricultural sector.

Lending to the trade, industry and services sector
Lending by the local Rabobanks to enterprises in the trade, industry and services sector rose to EUR 31.5 (29.3) billion last year, an increase of 8%. The strongest growth was from enterprises in the building industry and the professional services sector.

Market share in trade, industry and services
Of the one-man businesses in the trade, industry and services sector, 34% bank with Rabobank. For enterprises with 2 to 9 employees, this figure is 41% and for enterprises with 10 or more employees it is 34%.

International Services
A concept has been implemented for business clients (corporate and small and medium-sized businesses) of the local Rabobanks that provides substantial strengthening, both in the Netherlands and abroad, of the advisory function within international services. In the Netherlands, a national network of advisers for International Services has been formed in order to help achieve the international ambitions of local banking clients. This anticipates the growing need for international services due to the introduction of the euro, ongoing internationalisation and eCommerce. This network of advisers works in close co-operation with Dutch Desks established in the major West-European trade countries to organise optimum client services abroad.
The responsibilities of the Dutch Desks, whose managers speak Dutch, include providing introductions to carefully selected partner banks and introducing clients to the right parties.

Lending to the agricultural sector
Lending to farmers and horticulturists increased by 2% in the year under review. At the end of 2001, lending to this sector amounted to EUR 16.8 billion. Agricultural demand for loans has been virtually flat over the past few years.

Agricultural market share: 87%
The agricultural sector has traditionally been one of the mainstays of Rabobank Group. In 2001 the Group maintained its market share in the Dutch primary farming sector. Market research carried out in 2001 found that 87% of the agricultural businesses considered Rabobank to be their principal bank.



A home of your own: from the mortgage to the furnishings.

Making choices, many choices. This calls for expertise, vision and daring.

Rabobank offers that advice, assisted by interior decorator Jan des Bouvrie.

Foot and Mouth Disease crisis

In the year under review, the FMD crisis had a major impact on the agricultural sector. The primary aim of Rabobank Group's policy was to help affected customers get through this difficult period. To that end, additional financing facilities were made available via an emergency procedure to clients experiencing solvency shortages, thus preventing them from sliding into financial problems.

PAYMENTS

Real-time business payments

In 2001 Rabobank was the first bank in the Netherlands to introduce real-time payments for businesses. With this new application Rabobank's business clients too, have up-to-date electronic bank account information at their disposal. Real-time payment facilities such as Internet and telebanking were already available for private clients.

Decline in counter transactions

In the year under review, the local Rabobanks invested in reducing the number of counter transactions. This relates to transactions that clients can easily perform themselves via the self-service channels, such as withdrawals and transfers. Apart from achieving efficiencies the underlying policy's main focus is on creating more time for advice to clients and sales of higher-added-value products. At present, 95% of withdrawals are made via cash dispensers and a mere 5% over the counter.

In spite of the falling number of counter transactions, Rabobank's policy remains focused on proximity and availability, and this is reflected in a closely-knit network of 1,648 branch offices and 2,889 cash dispensers, among other things.

In addition, the Geholpen ZelfBediening (Aided Self-service) concept was developed for clients who are unable to use cash dispensers. Examples include bank staff assisting elderly or handicapped people in the use of cash dispensers.



Arie Oudesluijs - Rabobank Epe-Vaassen

'Looking back, it was a very difficult, hard and emotional time. The foot and mouth crisis struck our clients and our bank to the core. By listening, keeping in touch through frequent telephone calls and seeking temporary financial solutions, we tried to put fresh heart into our customers. That was the time to prove our commitment to clients and to bring home the benefits of banking with a co-operative bank.'

'Although the barns have been restocked, not all the problems have been solved. Coming to terms with the emotions, acclimatising the animals – it all takes time. But I can also see clear signs of enterprise again. Our clients are looking to the future once more.'

Developments in Chipknip use

Use of the Chipknip electronic purse increased by about 20% in 2001 and is expected, as a minimum, to double in 2002. This growth will come from a substantial increase of the opportunities to use it, partly as a result of the introduction of the euro banknotes and coins. Expansion is taking place particularly in schools, care institutions and sports centres. It is expected that the extension of the opportunities to use it will make the Chipknip a success after all.

695,000 clients using Rabo Total Package

The number of clients with a Rabo Total Package increased by 117,000 in 2001 (+20%). Some 695,000 clients now use the Rabo Total Package. The Rabo Total Package provides clients with a personalised selection of modern savings and payment facilities, including a Eurocard pass with electronic purse, a tele/Internet savings account, Rabophone, telebanking and, on request, annual travel insurance.

SAVINGS

With 40% of the market, Rabobank Group is a clear leader in the Dutch savings market. Of the total savings in the Netherlands, 36% are held with local Rabobanks and 4% with Roparco, the savings arm of Robeco Group.

Development per savings channel

(at year-end)



100%
80%
60%
40%
20%
0%
1999
2000
2001
Rabo Return Account
Rabo Telesavings
Rabo Internet savings

Rabo Internet savings

Since October 2000, Rabobank clients can save via the Internet (www.rabobank.nl). Clients have shown great interest in this option. At the end of 2001, 20% of savings had been deposited in an Internet savings account.

Higher interest rates can be offered for Internet savings accounts than for other savings accounts because they are more efficient for Rabobank. Saving via the Internet does not involve staff assistance.



Marleen Jansen - Rabobank Nederland

"Last year saw the publication of the 25th edition of Rabobank Figures and Trends, a true milestone. Over a quarter of a century, it has grown into a standard work for SMEs, accountants, industry associations and, especially, our clients. Rabobank Figures and Trends couples a helicopter view of the SME sector with a focus on 75 specific industries. With the aid of an arithmetic model and key performance indicators, entrepreneurs can use the information as a barometer for their own businesses. Our annual study is an important benchmark for many entrepreneurs. Naturally, I can't help feeling proud of the appreciation shown in the market by entrepreneurs and their representatives."



Shakita Ramdhani - Rabobank Gouwezoom

'Internet savings accounts were a great success last year. Many clients find the combination of availability on demand with a high rate of interest difficult to resist. The climate on the stock exchange helped as well, of course. At present, clients are more inclined to choose the safety of savings.'

'Most people find it easy and convenient to do their banking at home. Other clients may be interested but don't have a computer or are not familiar with the Internet. That doesn't have to be a problem. We've placed an Internet terminal in the hall of the bank so that I can personally explain how it all works, and once they've seen this for themselves, clients are usually as enthusiastic about Internet savings as I am.'

Introduction of the euro

During the past years, Rabobank Group has worked hard at the non-cash changeover to the euro and the introduction of euro banknotes and coins. Ahead of the latter changeover, more than 12 million bank and savings accounts were converted during December 2001. Conversion efforts varied from the adaptation of all systems and computer applications to issuing the eurokits and adapting the cash dispensers. The significant investment of more than EUR 200 million over the past few years has borne fruit. Thanks to the committed efforts of the more than 300 staff of Rabobank Nederland involved in the euro project and the staff at local banks, the introduction of the euro has progressed smoothly for Rabobank and its clients.

Key figures - retail banking business

(in EUR millions)	2001	2000	change
Interest	3,493	3,188	10%
Commission	977	1,002	(3%)
Other income	222	183	21%
Total income	**4,692**	**4,373**	**7%**
Staff costs	1,934	1,721	12%
Other administrative expenses	1,269	1,162	9%
Depreciation	237	244	(3%)
Total operation expenses	**3,440**	**3,127**	**10%**
Gross profit	**1,252**	**1,246**	**0%**
Volume of services (in EUR billions)			
Volume of loans	135.7	122.0	11%
Savings	57.4	50.4	14%
FTEs	**38,199**	**37,479**	**2%**
Member banks	33,313	33,249	0%
Focus area member banks	2,355	2,110	12%
Rabobank ICT and Support Services	2,220	1,827	22%
Rabobank Nederland Securities Services	311	293	6%

More about retail banking?
Go to: www.rabobank.nl

Wholesale banking business

Rabobank Group's wholesale banking business comprises Rabobank Nederland Corporate Clients, Rabobank International and Rabobank Nederland's Group Treasury. As in 2000, the wholesale banking business turned in a positive performance last year.

The Rabobank Nederland Corporate Clients division (RNCC), which was formed in the year under review, focuses on the full breadth of the Dutch corporate market. RNCC also operates in Belgium. Rabobank International (RI) is Rabobank Group's international business bank. It operates on a global scale, focusing specifically on enterprises in the food and agri-business sector and, in developed countries, on the media, telecom and Internet sector. Group Treasury provides for Group divisions' liquidity needs and their need for instruments to hedge their interest rate exposure. Group Treasury also manages Rabobank Group's balance sheet.

Rabobank Nederland Corporate Clients

Rabobank Group aims to further strengthen its services in the Dutch corporate market. To this end, Rabobank Nederland Grootbedrijf, which was formed in 2000, was expanded and converted into the Rabobank Nederland Corporate Clients (RNCC) unit. This unit is responsible for the best possible service provision by Rabobank to the top 10,000 of large enterprises, institutions and associations in the Netherlands (with more than 20 staff and a turnover exceeding EUR 9 million). Due to the nature of their activities, such entities require a broad range of financial products and specialist services. The co-operation between local Rabobanks in specific areas, regional teams and centralised sector specialists within RNCC assures clients of expert Allfinanz services not far from them. With the formation of RNCC, Rabobank's services to Dutch corporate clients have for the first time been concentrated within a single formula. The success of this service concept has resulted in a marked improvement of our position in this market.

Rabobank International

The activities of Rabobank International range from advising on mergers & acquisitions to stock transactions, lending and providing special financing arrangements.

RI's activity level and income both increased significantly in 2001, due in part to the strategy, which was further refined in the year under review. This strategy includes:

- greater focus on the aforesaid niche markets;
- greater focus on commission-driven services and products;
- reduced solvency requirement for the loans portfolio;
- better tailoring of the international branch office network to the niche markets' needs and requirements.

Rabo Securities

Rabo Securities is Rabobank International's professional arm for securities and mergers & acquisitions. Operating from Amsterdam and London, it is a member of EuroNext and the London Stock Exchange. RS comprises four specialised business units:

- Cash Equity Trading, whose activities include providing liquidity to entities listed on the Amsterdam stock exchange;
- Equity Sales & Research, which provides equity advice to institutional investors both at home and abroad;

- Corporate Advisory, which provides advisory services on mergers, acquisitions and capital market transactions;
- Equity Derivatives, which offers financial products for clients of the local Rabobanks and for institutional investors.

In 2001 the market position of Equity Sales & Research was strengthened considerably. Sales volumes grew significantly from a year ago. Its research received high ratings in a number of surveys among institutional investors, including Extel. As a liquidity provider in EuroNext's new trading system, Cash Equity Trading obtained a large number of positions in Dutch funds. Corporate Advisory was involved in a number of large sales, acquisitions and mergers. It also participated in the syndicate that arranged the placement of 1 billion new KPN shares. Equity Derivatives issued a series of innovative finance products, including guarantee products such as SolidWorld and Active World as well as other products. These products were placed with investors for a total of several hundreds of millions of euros. On balance, Rabo Securities performed relatively well in a difficult stock exchange year.

RI's improved performance was due, among other things, to its activities in corporate finance and investment banking. The activities in structured finance, i.e. the tailored financing arrangements, also made a strong contribution. As in 2000, the sale of a number of participating interests contributed significantly to RI's result. Income from these sales was approximately equal to that in the successful year 2000. A similarly significant contribution from sales of participating interests cannot be taken for granted in the future.

Acquisition of the Irish ACCBank

Rabobank International also aims to expand its retail banking activities abroad. It decided to acquire the Irish national bank ACCBank in 2001. ACCBank has a balance sheet total of EUR 3.3 billion, with 600 staff in 40 branch offices. The acquisition is the result of RI's *country banking* strategy, which focuses on the acquisition of smaller banks that operate chiefly in rural areas of developed markets with a strong agricultural sector. As part of this strategy, the Australian PIBA bank was acquired earlier. RI wishes to implement this strategy in other parts of the world as well. The



Kees Beijer - Rabobank International

'In Mexico, our long-standing client Herradura is market leader in the premium tequila sector. However, their ambition reached further as they aspired to grow into a leading producer and distributor of alcoholic beverages in Mexico. This strategy led to a financial restructuring and reorganization of the different related companies. Through a bridge financing, full control was obtained of all the related companies and a new holding company structure was established. Furthermore, a strategic alliance was negotiated with Osborne, market leader of brandy in Spain, who took a minority share in Grupo Industrial Herradura.'

'Rabobank International Mergers & Acquisitions assisted and advised Herradura throughout the entire transaction process, which represented an enormous challenge requiring a careful orchestration of many products and colleagues. As a final step, a US$ 120 million medium term loan facility has been arranged. We have had a glass of tequila after the successful syndication. Salud!'

strategic alliance with Alberta Treasury Branches (ATB) in Canada, which was concluded in early 2002, also ties in with this strategy. Other opportunities in North and South America are being considered.

Group Treasury

2001 was characterised by highly volatile market conditions, with central banks reducing interest rates several times. Group Treasury benefited from this market volatility and from its strict risk management. Its spread across various locations, combined with a diversified product range in the fields of liquidity, risk management and business values, enabled Group Treasury to realise a stable flow of income.

Lending by the wholesale business

The volume of lending by the wholesale banking business grew by EUR 3.4 billion to EUR 45.1 billion in 2001, up 8% from 2000.

Wholesale business: gross profit doubled

Income from the wholesale banking business increased by EUR 289 million in 2001. Operating expenses fell by as much as EUR 115 million. Gross profit from the wholesale banking business increased by 94% to EUR 832 million.

Gilde Investment Management

Gilde Investment Management provides enterprises with venture capital, which is invested by specialised investment funds (including Gilde IT, Gilde Buy Out and Gilde Participations) in which third parties also participate. Gilde Investment Management manages these funds. The shares of these enterprises are sold in due course and the investments are turned into cash. Several participating interests were sold last year. In 2001, an amount of EUR 232 million was invested. Since its formation, investments have totalled more than EUR 1 billion.

Key figures - wholesale banking business

(in EUR millions)	2001	2000	change
Interest	912	793	15%
Commission	216	110	96%
Other income	738	674	9%
Total income	1,866	1,577	18%
Staff costs	558	578	(3%)
Other administrative expenses	415	470	(12%)
Depreciation	61	101	(39%)
Total operating expenses	1,034	1,149	(10%)
Gross profit	**832**	**428**	**94%**
Lending (in EUR billions)			
Lending	45.1	41.7	8%
FTEs	**3,643**	**3,640**	**0%**
Rabobank International	2,721	-	-
Group Treasury	190	-	-
Support of wholesale banking business	495	-	-
Rabobank Nederland Corporate Clients	237	-	-

More about wholesale banking?
Go to: www.rabobank.com



Financial markets are in a constant state of flux.

Rabobank Group anticipates, responds and provides a dynamic balance.

Investment

2001 was characterised by an unfavourable stock exchange climate. The number of investment orders transacted for clients of the local Rabobanks fell by 38%. The negative sentiment on the stock markets resulted in negative trading results on equity investments. Due in part to the acquisition of Harbor Capital Advisors, assets managed by Rabobank Group grew by 12% to EUR 178 billion.

Robeco is the competence centre for asset management within Rabobank Group. Robeco sells over two hundred products and services across Europe and the United States. Within the Netherlands the local Rabobanks account for a significant share of sales. Effectenbank Stroeve focuses on private asset management and investment advice, particularly in the urbanised western part of the country ('Randstad'). Schretlen & Co's services in asset planning, asset management and advice support the services of the local Rabobanks. International Private Banking & Trust operates in the field of international private asset management.

Assets managed by Rabobank Group: +12%

At the end of 2001, total assets managed by Rabobank Group amounted to EUR 178 billion. Assets managed comprise the Group's own investment portfolio and the assets managed on behalf of clients. In 2001, the investment portfolio grew by 8% to EUR 60 billion. Assets managed on behalf of clients increased by 14% to EUR 118 billion. The asset decline caused by the negative trading results (-/- EUR 8 billion) was more than offset by the EUR 17 billion increase in assets managed, which resulted from the acquisition of Harbor Capital Advisors and the new inflow of assets (EUR 5 billion).

Acquisition of Harbor Capital Advisors

Robeco offers a broad range of investment products in Europe and aims to strengthen its presence in the United States. The acquisition of the US asset management company Harbor Capital Advisors in June last year was therefore a major step. At the end of 2001 Harbor Capital Advisors managed assets worth EUR 17 billion. It complements the services of Weiss, Peck & Greer, the other US subsidiary.

Robeco

Robeco is the largest supplier of investment funds in the Netherlands. The best-known funds are still Robeco, Rolinco and Rorento. The Robeco fund is among Europe's largest investment funds, with EUR 8.8 billion of assets managed.

Last year Robeco again launched a number of new investment funds. One of the special introductions was Robeco Private Equity. This innovative fund for the first time enables private clients to invest in non-listed enterprises.

In the year under review, assets managed by Robeco increased by EUR 13 billion to EUR 105 billion, up 14%.

Number of investment orders down 38%

Last year, 1.9 million securities and option orders were transacted for clients of the local Rabobanks, 38% less than in 2000. The decrease in the number of investment orders is entirely due to the negative sentiment on the stock exchanges.

Orders via direct channels

The percentage of orders placed the direct channels Internet and telephone increased further in 2001. The percentage of Internet orders grew to 38% in December. The Rabo Orderlijn percentage was roughly unchanged at 21%, while that of the advice channel declined to 41%.

Breakdown of investment orders

(at year-end)


100%
80%
60%
40%
20%
0%
1999
2000
2001
Advice
Rabo Order Line
Internet

Number of orders for branded investment funds

Apart from the 1.9 million orders for securities and options, another 1.0 (1.4) million Robeco funds orders from clients of the local banks were transacted last year. The number of orders processed was 29% lower than in 2000.

Significant decline in gross profit

The negative sentiment on the stock exchanges, which resulted in a decline in the number of investment orders as well as in negative trading results, led to a significant decrease in gross profit from asset management activities. Gross profit for the year was EUR 116 (275) million, 58% down on 2000.

The strong decline in income from asset management activities followed two years of very strong growth in gross profit. In 2000 growth was 76% and in 1999 gross profit doubled, mainly as a result of a substantial contribution from performance fees on venture capital and private equity funds.

Gross profit

(in EUR millions)


300
250
200
150
100
50
0
1997
1998
1999
2000
2001

Distribution outside Rabobank Group

In July 2000 Robeco started working with ICCREA, the holding company of the Italian co-operative banks



David van der Zande - Effectenbank Stroeve

'Being rated number one by the VVB for such a long time doesn't happen all by itself. Stroeve has invested a great deal in research. Its research product is event-driven, tailored to private investors and centred on the timeliness and creativity of the advice. Since we are not involved in mergers, acquisitions or capital market transactions such as share issues, we can guarantee the independence and objectivity of our advice, and clients really appreciate this. The ultimate benefits for our clients are clear advice, excellent returns and a wide range of research products. For me, the most attractive aspects of being an analyst are the tension, the diversity and the fact that you never stop learning.'

operating under the Credito Cooperativo name. Credito Cooperativo's 534 local banks together serve about 4 million clients. The cash flow originating from this co-operation was relatively limited in 2001, due in particular to the unfavourable stock market climate. In November 2001 Spain's largest bank (Banco Santander Central Hispano) indicated that it wished to introduce Robeco funds in the Spanish market. This will further expand Robeco's services outside Rabobank Group, resulting in both a broader base for expenditures and greater expertise.

Key figures – Investment

(in EUR millions)	2001	2000	change
Interest	100	126	(21%)
Commission	512	531	(4%)
Other income	67	165	(59%)
Total income	**679**	**822**	**(17%)**
Staff costs	322	298	8%
Other administrative expenses	215	219	(1%)
Depreciation	26	30	(12%)
Total operation expenses	**563**	**547**	**3%**
Gross profit	**116**	**275**	**(58%)**

(in EUR billions)	2001	2000	change
Assets managed	**178**	**159**	**12%**
For clients	118	103	14%
Investment portfolio	60	56	8%

	2001	2000	change
Number of orders (in millions)	**2.9**	**4.5**	**(35%)**
Securities and options	1.9	3.1	(38%)
Robeco funds	1.0	1.4	(29%)

	2001	2000	change
FTEs	**2,462**	**2,232**	**10%**
Robeco	1,605	1,410	14%
Schretlen & Co	219	218	0%
Effectenbank Stroeve	117	106	10%
International Private Banking & Trust	521	498	5%

More about investment? Go to: www.robeco.com, www.raboprivatebanking.com, www.stroeve.com and www.schretlen.com.

Schretlen & Co

Schretlen & Co is Rabobank Group's private bank for high net-worth clients of the local Rabobanks. Schretlen & Co's core activities are asset management, asset planning and advice for private individuals with a minimum of EUR 500,000 freely available for investment. In addition, Schretlen & Co serves small and medium-sized institutional investors. In the year under review, Schretlen & Co opened a new branch office in Maastricht. Its activities in Antwerp have been discontinued because Schretlen & Co now exclusively focuses on clients of the local Rabobanks. Assets managed and held in custody by Schretlen & Co declined by 15% in 2001 to EUR 4.1 (4.9) billion.

Effectenbank Stroeve

Rabobank Group acquired Effectenbank Stroeve in June 2000. It offers asset management from EUR 75,000 and high quality investment advice for private clients with a minimum of EUR 150,000 freely available for investment. Effectenbank Stroeve independently focuses on this target group and does so particularly in the Randstad because the Rabobanks are still underrepresented in that part of the Netherlands. In addition, Effectenbank Stroeve is one of the major players in services to independent asset managers and brokers. Assets managed and held in custody by Effectenbank Stroeve at the end of 2001 were EUR 1.6 billion, unchanged from a year ago.

[illegible]

International Private Banking & Trust manages the foreign assets of private clients. This wholly-owned subsidiary of Rabobank Nederland has branches in Switzerland, Luxembourg, Guernsey, Singapore, Hongkong and elsewhere. The volume of assets managed and held in custody amounted to EUR 11.4 (11.7) billion at the end of 2001, 2% less than in 2000. Almost 30% of these assets were invested in Robeco Group funds.

Insurance

In 2001, Interpolis udertook a number of major steps in extending its service. Both the insurance activities and the other services grew last year. Gross profit showed a fractional decline as a result of disappointing investment returns.

Interpolis is continuing its development as an all-round insurance company in order to strengthen its market position. It is expanding its services in the market for independent brokers as well as in the field of employment benefits for small and medium-sized enterprises.

Activity bundling

In 2001 the activities of Interpolis, Relan and Van Spaendonck Pensioenen were combined, in line with the mission to become a major player in de market for pensions and industrial health and safety services (health and safety and reintegration). In order to complete its product package, Interpolis has entered into close co-operation with the VGZ health care insurance company. A direct result will be the formation of a joint health care insurance company, which offers Interpolis-branded products to both privately insured individuals and persons covered by compulsory health insurance.

Employment benefits

Rabobank Group aims for a strong position in employment benefits, particularly for small and medium-sized enterprises. Employment benefits involve offering insurance for the benefit of 'the people in the enterprise', i.e. both the employer and the employees. To complement its existing products, Interpolis has developed two new products for small and medium-sized enterprises. Its 'PersoneelZeker' package enables entrepreneurs to strengthen their position as an employer in the market. It includes continued pay insurance, additions to pension packages and group disability insurance. The 'OndernemerZeker' package offers disability and pension insurance solutions for entrepreneurs personally. Under the Commit brand, Interpolis is the centre of competence for employment benefits within Rabobank Group.

One million All in One Policies

Last year the millionth All in One Policy was written. Launched in 1996, the All in One Policy combines various private non-life insurances into a single insurance policy. Clients can insure against losses in the categories traffic, home, third-party liability, legal assistance and recreation. The premium discount increases with the number of categories insured. The average number of products per policy increased from 2.91 to 3.03. All in One Policies can now also be taken out via the Internet (www.interpolis.nl).

Business Compact Policy

Following the All in One Policy, a non-life insurance package was developed three years ago for small and medium sized enterprises as well: the Business Compact Policy. Over the past three years, existing insurance clients in particular were approached with the Business Compact Policy, with separate insurances being converted in package policies. 180,000 enterprises have opted for this product.

Leader in the annuities market

In 2001 Interpolis wrote new annuity insurance for an amount of EUR 429 million, thus maintaining its position as a clear market leader in annuities. Income from annuities was 21% lower than in 2000, when the amount of new annuity insurance was EUR 545 million. This is mainly due to the new tax regime.

15% growth in insurance operations

In 2001, premium income from insurance operations rose to EUR 3,926 million, up 15%. Premium income from the life insurance business increased by 16% to EUR 2,833 million. This growth was realised mainly in the first half of 2001 and resulted from an overflow from the high single premiums production at the end of 2000. Non-life insurance operations grew by 13%. The increase in the number of package policies, combined with the rise in the average number of categories insured, resulted in a growth of non-life insurance operations to EUR 1,093 million.

Income from services

Income from services in the fields of pensions and industrial health and safety (health and safety and reintegration) increased significantly. Income for 2001 was EUR 223 (60) million. This increase is a direct result of the joint venture operations entered into by Interpolis. Examples include the merger with Relan, the co-operation arrangement with Van Spaendonck Pensioenen and the acquisitions of Commit Arbo and the Beon pension administration company. With these colaborative ventures Interpolis has laid the foundations for further growth of its activities in the fields of pensions and industrial health and safety.

Slight decline in gross profit

In spite of further growth in operations, Interpolis reported a slight decline in gross profit. The unfavourable stock exchange climate in 2001 resulted in significantly lower investment returns. Other income growth was not sufficient to offset this decrease. Interpolis' gross profit decreased by 3% to EUR 201 (206) million.

Key figures – Insurance

(in EUR millions)	2001	2000	change
Insurance premium income	**3,926**	**3,417**	**15%**
Non-life	1,093	969	13%
Life	2,833	2,448	16%
Income from services	**223**	**60**	**272%**
Gross profit	**201**	**206**	**(3%)**
FTEs	**4,788**	**3,527**	**36%**

More about insurance?
Go to www.interpolis.com

Erik Welling - Interpolis

'The client has been the central factor in the development of the Business Compact Policy. Businessmen prefer to trouble themselves as little as possible with insurance: they want to do business. Obviously, what they also want is to be sure of being well insured. Unique features include the policy information on CD-ROM, the guarantee against under-insurance and a transparent policy with discounts. We are proud to have completed the enormous conversion project in 2001. As many as 300,000 separate insurance policies were converted into about 130,000 Business Compact Policy. The job was finished successfully thanks to good co-operation with the Rabobanks. For me, it was an entirely new experience with a new product and one that enabled me to work closely with the local Rabobanks.'



Leasing

De Lage Landen is (inter)nationally engaged in vendor finance, leasing and trade finance. It strengthened its position in 2001, both nationally and internationally. Its loans portfolio grew by 18% to EUR 10.6 billion and its operating profit was 50% higher at EUR 215 million. This includes the positive effect of capital restructuring. Adjusted for this restructuring, operating profit was 23% higher.

De Lage Landen is the centre for vendor finance, leasing and trade finance activities within Rabobank Group.

Global operations

De Lage Landen has grown into an international business in recent decades. It currently offers services in 17 countries in Europe and the Americas.

International activities

Internationally, De Lage Landen concentrates on vendor finance. This includes offering lease products complemented by other products such as insurance. The vendors are international manufacturers and distributors of capital goods. De Lage Landen focuses chiefly on vendors operating in the fields of agricultural machinery, telecommunications, computers, photocopiers, (internal) means of transport and medical equipment.

Last year, international vendors such as Xerox, John Deere, Beckman Coulter, Landis ICT Group, Nissan Fork North America and Applied Biosystems were added to De Lage Landen's customer base. The lease portfolio of KPN Lease was acquired.

Activities in the Netherlands

In the Netherlands, De Lage Landen focuses on the sale of leasing and trade finance products. Leasing products include equipment leases, real estate leases, IT leases and car and commercial vehicle leases (Translease).

Supported by excellent co-operation with the local Rabobanks, De Lage Landen's strength lies in its fast settlement of standard lease contracts and its effective management of specialist lease contracts, such as real estate leases. De Lage Landen's product range is marketed both through the local Rabobanks and directly.

Loans portfolio by division

(in EUR billion)



12.0
10.0
8.0
6.0
4.0
2.0
0
1997
1998
1999
2000
2001
Vendor Finance Europe
Vendor Finance America
Netherlands

Loans portfolio

De Lage Landen's total loans portfolio grew by 18% in 2001 to EUR 10.6 (9.0) billion. Of this amount, EUR 2.3 (2.0) billion related to the Netherlands, EUR 3.6 (3.5) billion was attributable to Vendor Finance Europe and EUR 4.7 (3.5) billion to Vendor Finance America.

More about leasing?
Go to: www.delagelanden.com

Key figures - Leasing

(in EUR millions)	2001	2000	change
Interest	411	325	26%
Commission	30	21	43%
Other income	34	35	(3%)
Total income	**475**	**381**	**25%**
Staff costs	156	137	14%
Other administrative expenses	91	90	1%
Depreciation	13	11	18%
Total operating expenses	**260**	**238**	**9%**
Gross profit	**215**	**143**	**50%**

(in EUR billions)	2001	2000	change
Loans portfolio	**10.6**	**9.0**	**18%**
Netherlands	2.3	2.0	15%
Europe	3.6	3.5	3%
America	4.7	3.5	34%

	2001	2000	change
FTEs	**2,036**	**1,856**	**10%**

Damien Broadbent - De Lage Landen

'The formation of a joint venture known as Genie Financial Solutions between Genie Industries Inc. (world leader in the manufacture of Access Equipment) and De Lage Landen is testament to our unparalleled international capabilities and the competence within De Lage Landen to accomplish such a complex multifaceted project involving many areas of expertise within a demanding time frame.'

'The success of this major project and the launch of the European joint venture enables Genie to offer its customers an innovative range of financial products and maintain its market share in a very competitive market place. De Lage Landen and Genie are also leveraging the relationship to the USA and Australia. I am very proud to lead the team that made this joint venture a reality.'



E-commerce

Co-operative banking and e-commerce are closely related to each other. The principal goal of co-operative banking is to maximise customer value. The Internet and other ICT advances are means particularly suited to attaining this goal. In 1994 the Rabobank Group was the first major financial institution to be active on the Internet and has been the pace-setter ever since.

The Rabobank Group's e-commerce strategy is geared not only to increasing customer value and creating new distribution channels for financial services but also to improving the various processes within the organisation. The strategic framework is founded on three pillars: clients, employees and suppliers. A wide range of programmes has been put in place around these pillars. They are supported not only by innovations in ICT architecture but also by change management to teach the employees new ways of working.

The Virtual Rabobank

The Rabobank Group is the market leader in virtual banking. It further developed its electronic services during the year. Initiatives were also taken for the virtual Rabobank to create and participate in new distribution channels. For private clients, the Rabobank Group is present on various websites, including GeldOnline and Kamernet, and is exploring new avenues for mobile services.

SME portals and Agro Portal

Three portals were opened for the business market, two for SMEs and one for the agricultural sector. The portals are designed to retain and increase market share in these sectors and to confirm Rabobank Group as a pro-active partner. The SME portals are *Zibb.nl* (business to business) – a joint venture with Elsevier – and *Iref.nl* (business to consumer). These portals act not only as additional distribution channels for the virtual Rabobank but also as tools to help entrepreneurs realise their ambitions. To this end, the bank assists entrepreneurs throughout the entire value chain: from the selection and financing of a location to the provision of market places to buy and sell goods and services. The *AgroPortal* is designed specifically with farmers and horticulturists in mind. It provides a great deal of information of relevance to the agricultural sector and helps farmers and horticulturists buy and sell goods and services. The AgroPortal is a joint undertaking between Rabobank Group, LTO Nederland, Gezondheidsdienst voor Dieren, Agrifirm, CR-Delta and Agrocom. The first beta version of The AgroPortal was realised at the end of 2001.

Mobile Commerce

Mobile services were provided during the year principally through the Rabophone, an interactive voice response system, and SMS text messaging. In November a start was made on the construction of a new infrastructure for m-commerce.

Customer Relationship Management

A key feature of the e-commerce strategy is the introduction of a group-wide Customer Relationship Management programme. Pilot schemes were introduced at three local banks in 2001 and CRM was successfully taken into operation at Schretlen & Co.



Marc Baseliers - Rabobank Nederland Group Treasury

'Rabo Treasury Web is an Internet-based service that provides our local banks and clients with information and lets them carry out their foreign exchange and money market transactions faster, better and cheaper. It has given Rabobank a leading edge not only in the Netherlands but also internationally.'

'It's available to all business clients, not just multinationals. The many clients that are using it are very enthusiastic about the service. Personally, I think it is fascinating to be so closely involved in major changes in a global market. The traditional information gap between client and bank is gradually being bridged by the use of new technology - a process that still has some way to go before it is complete.'

Staff portal

Construction of a personal portal for the staff began in 2001. It will be a platform for human resource matters, news, process support and knowledge sharing.

E-procurement

Significant steps were taken in 2001 to make savings on the purchase of goods and services through a group-wide co-ordinated procurement organisation. To this end, the existing e-procurement system was expanded and made more widely available within the Rabobank Group.

Funding and investor relations

The Rabobank Group raised more than EUR 35 billion on the international money and capital markets in 2001. Issues were made in a variety of currencies to fund the Group's activities. In October a second successful issue of Rabobank Member Certificates was made. It enjoyed a great deal of interest from the staff as well as from the members of the local Rabobanks. The proceeds totalled EUR 1.6 billion.

The Rabobank Group's funding policy is to meet the funding requirements of the Group entities at an acceptable cost. The policy is characterised by the diversification of funding sources, the flexibility of funding instruments and active investor relations.

Funding programmes

Raising funds on the national and international money and capital markets and providing appropriate investment opportunities for lenders are two sides of the same coin. With this in mind, the Rabobank Group operates funding programmes in all the world's major financial centres. In addition to structured notes and smaller loans tailored to the retail market, several larger liquid capital market loans were issued for international asset managers, insurers, pension funds and central banks. Central banks are growing in importance as lenders to the Rabobank Group.

International investors showed more interest in the dollar than in the euro in 2001. This was reflected in the debt instruments issued by the Rabobank Group. More than 50% of the capital market funding was denominated in dollars.

Funding in different currencies

in 2001



American Dollar	51%
Euro	24%
Swiss Franc	8%
Japanese Yen	5%
Australian Dollar	4%
Canadian Dollar	3%
British Pound	2%
Hong Kong Dollar	2%
New Zealand Dollar	1%

Investor Relations

The Rabobank Group focuses on international investors in all parts of the world. It therefore recognises the importance of maintaining good contact with lenders and providing them with timely and relevant information. Bank analysts and investors can find up-to-date information at www.rabobank.com. They can also receive regular releases of the electronic

Newsletter. In addition, conference calls with senior management are regularly organised for them. Frequent road shows for investors in the main financial centres of the world complete the palette of instruments applied to keep in contact with investors.

@ More about funding and investor relations?
Go to: www.rabobank.com
If you would like to receive the Newsletter by e-mail, please contact ir@rabobank.com.

'World's Safest Bank'

In 2001, the Rabobank Group prolonged its title as the 'World's Safest Bank' according to the authoritative Global Finance magazine. This distinction underlines the international recognition of the Rabobank Group's financial strength. This strength is also attested to by the triple A ratings awarded to the Group by the leading international rating agencies Moody's, Standard & Poor's and Fitch.

Martine Rooijakkers - Rabobank Eindhoven

'At first we wondered whether the second issue of Member Certificates would match the success of the first one. But it actually outstripped it, both in the new capital it raised and in the new members it attracted. The uncertain climate on the stock exchange certainly helped since it encouraged clients to seek defensive products.'

'An issue by our own bank is doubly exciting. I was able to offer my clients one of our own products, which they see as an added advantage. An issue by Rabobank creates confidence, not least because our triple A status provides an extra guarantee.'



First-rate employer

A balance between work and relaxation, results and pleasure at work, freedom and responsibility, the individual and the group. That is the core of the Rabobank Group's human resources management. Talented and permanently motivated people are of great value for the organisation.

The Rabobank Group stands out as an employer, among others, for its: good pay; its division of the working week with scope for the staff to make their own contribution; adequate free time; freedom, where possible, to work at home; excellent commuting schemes and substantial investments in education and personal development.

Terms of employment

The second Rabobank Collective Labour Agreement (CAO) was concluded in 2001. The main points are:

- Introduction of an additional payment based on results (Employee Value Plan). The amount of the variable payment for 2002 will be at least EUR 500 per employee.
- If a position is eliminated or if an employee is transferred, the employer will guide the employee 'from work to work'.
- Expansion of the Seniors Scheme and the option to buy and sell leave hours.
- Introduction of a new Labour Relations Dispute Scheme.
- Increase in salaries by 4.0%.

The new pension scheme with essential optional features was also introduced during the year.

Management

A stricter HRM policy for executive and senior managers was implemented in 2001. In the light of the organisation's new management structure, a new job classification system was drawn up for the 300 executives. The Management Development Circle project was started in the autumn for the senior management of the local Rabobanks (3,200 people) and Rabobank Nederland (700 people). Its goal is to meet the demand for managers as effectively as possible. A training programme was also started in 2001 to enable hundreds of managers to work on their managerial skills and personal development. Managers are assessed on both their commercial performance and HRM indicators.

Corporate culture

The HRM policy, including the assessment and remuneration system, encourages an enterprising and professional corporate culture. The cultural traits expected of the Rabobank Group's staff are:

- A pro-active attitude as independently minded service providers.
- Undisputed professional know-how to produce customised solutions for clients.
- Strong ties with the local community.
- A sharp focus on results, as demonstrated by their 'listening and continuing to help', innovation and holding each other accountable for results.
- A commitment to working together internally and externally in the interests of clients and the Group.

Employee numbers

The total number of employees at Rabobank Group increased by 2,462 to 52,173 FTEs (49,711) during the year. Staff costs amounted to EUR 3,434 (3,099) million. The increase was due to more staff, the annual salary increase and the negotiated pay-round of June 2001.

Sickness absenteeism was 5.1% (4.8%). The number of new employees drawing WAO benefits was slightly higher.
Investments in training amounted to EUR 85.4 (70.0) million, equal to 2.5% of the total wage bill. Wherever possible, training agreements are laid down in personal development plans.

The percentage of female employees at the Rabobank Group was 56.8% (55.4%). The aim is to increase significantly the number of women in senior positions. 52.7% (47.2%) of female employees and 4% (3.3%) of male employees work on a part-time basis. Ideally, the staff should be a reflection of society at large. This aim of diversity is expressed in the recruitment and selection policy. Rabobank's CAO respects the various religious beliefs.



Widespread appreciation for working conditions

Under the name Periodic Identity and Working Conditions Opinion Poll (POPIA), the Rabobank Group annually surveys employees' perception of their work. The POPIA 2001 survey found that the staff were very satisfied with their terms of employment. External publications also found that the Rabobank Group can be proud of its reputation as a first-rate employer.

- In two surveys conducted by Intermediair magazine ('The 25 Best Financial Employers' and 'The Best Employers in the Netherlands'), Rabobank Group finished sixth out of the 120 participating employers and first among the large financial institutions.
- Management Team asked 400 Dutch managers and entrepreneurs, 'Which Dutch business makes the best impression for its personnel policy?' Rabobank finished fourth overall and first among the financial institutions.
- Market research agency Heliview counted 38 different terms of employment offered by Dutch employers. Of the 38, Rabobank had 29 in its standard package.







Rabobank Group demands a lot from its employees, but also has much to offer, such as extensive opportunities for study and personal development.

Analysis of Rabobank Group staff in 2001

	Netherlands	Abroad	Total 2001	Total 2000
Retail banking	**43,274**	**-**	**43,274**	**42,313**
Member banks	38,189	-	38,189	37,766
Focus area member banks	2,440	-	2,440	2,326
Rabobank Nederland Securities Services	321	-	321	305
Rabobank ICT and Support Services	2,324	-	2,324	1,916
Wholesale banking	**1,032**	**2,627**	**3,659**	**3,565**
Rabobank International	521	2,214	2,735	-
Group Treasury	69	115	184	-
Wholesale banking support	254	241	495	-
Rabobank Nederland Corporate Clients	188	57	245	-
Asset management	**1,504**	**1,089**	**2,593**	**2,340**
Robeco	1,127	575	1,702	1,486
Schretlen & Co	230	-	230	228
Effectenbank Stroeve	123	-	123	111
International Private Banking & Trust	24	514	538	515
Insurance	**5,338**	**24**	**5,362**	**3,898**
Interpolis	5,338	24	5,362	3,898
Leasing	**712**	**1,410**	**2,122**	**1,925**
De Lage Landen	712	1,410	2,122	1,925
Other	**1,110**	**-**	**1,110**	**1,057**
Corporate staff and services	999	-	999	948
Other	111	-	111	109
Total Rabobank Group	**52,970**	**5,150**	**58,120**	**55,098**

@ More about working at the Rabobank Group?
Go to: www.rabobank.com



Jan van de Griend - Rabobank Nederland

'I've been working for the Catering Service of Rabobank Nederland for 27 years. It gives me a great deal of pleasure to serve the managers and their guests in the guest restaurant. It's enjoyable because there is more time for the guests than in the staff restaurant. But physically, it's hard work. The joints begin to creak as you get older. That's why I have been using the Seniors Scheme since May 2001. I work four hours less per week yet keep my pension rights. It's nice that Rabobank has given me this opportunity to slow down a little and prepare for my retirement. That's when I'll really take it easy.'

Sustainable financial services

The Rabobank Group strengthened its prominent role in sustainable business in 2001. It passed a historic milestone during the year when it granted its 1,000th green loan. The integration of sustainability into existing benchmarking and management instruments also took further shape during the year.

The Rabobank Group made a start on embedding sustainable business principles into its core financial activities last year. Sustainability themes and criteria have been given a permanent place in existing information sources and management and assessment instruments. The sustainability of Group operations was also further enhanced.

Sustainability in management instruments

Knowledge is power. To monitor and manage the Rabobank Group's performance in the field of sustainable business, special indicators were developed during the year for the local Rabobanks and other group members. Incorporation of these indicators into the existing measurement and management methods will enable the Rabobank Group to set increasingly ambitious goals year in, year out, and to report on their achievement.

Financial services and young markets

The Rabobank Group is a major supplier of sustainable products and services in young and new markets. They include urban and rural renewal, climate products, sustainable water management and sustainable asset management.

Rabobank and NOx emission trade

The Rabobank Group was approached by energy-intensive industries in 2001 and asked to set up a trading platform to buy and sell NOx emission rights. A feasibility study will be carried out with ING Bank.

The 1,000th green loan

In November 2001, the Rabobank Group reached a new milestone when it granted its 1,000th green loan. The loan was granted to the rural nature association, 'De Utrechtse Venen'.

Market leader in green financing

Commanding 50% of the market, Rabobank Group is by far the largest financier of green projects in the Netherlands. The total volume of green loans outstanding at the end of 2001 amounted to EUR 818 million and the number of green projects financed by Rabobank was 1,070.

Green loans granted

(in EUR millions)



1,000
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001

Robeco Duurzaam Aandelen Fund

The Robeco Group selects companies for its Duurzaam Aandelen Fund (sustainable equity fund) in terms of their social, ethical and environmental qualities. The fund suffered badly from the unfavourable climate on the stock exchanges in 2001, realising a return of minus 17.5%. Measured against the Dow Jones Sustainability Index minus 13.8%, Robeco Duurzaam Aandelen underperformed. The amount of capital invested in Robeco Duurzaam Aandelen at year-end 2001 amounted to EUR 144 million.

Sustainable operations

The Rabobank Group also wants its own operations to make a distinct contribution to internal environmental management. The driving forces will be the opinions of our staff and the expectations of our clients.

15% sustainable electricity

At the end of 2001, the Rabobank Group concluded an agreement to buy sustainable electricity, under which 15% of all the electricity consumed by Rabobank Nederland and the local Rabobanks will be "green" in 2002. Sustainable electricity is generated by wind turbines, solar panels, hydroelectric power stations and biomass sites.

Fewer A4s

Hardcopy computer output at the local Rabobanks was considerably reduced during the year. The information is now available electronically instead of on paper. This operation will reduce the number of A4s from 1,800,000 sheets per month to 70,000 if the local banks make full use of the electronic media.



Jos van der Haagen - Rabobank Woerden

"With the 1,000th green loan we passed a milestone with a distinctive product of high quality. We created customer value for the members of the rural nature association, De Utrechtse Venen, by offering them advantageous interest rates and compensation for loss of income."

"More importantly, we are contributing to the conservation of the Green Heart of the central Netherlands. Farmers who do not mow the banks of ditches, for example, or mow them later to allow birds to breed, receive financial compensation. As a bank, we have received many positive responses from both clients and non clients. That's what gives me personally the greatest satisfaction - knowing that everyone stands to benefit from this type of financing."

Rabo International Advisory Services

Rabo International Advisory Services (RIAS) is part of the Sustainability and Social Innovation Directorate. It provides advice and carries out engagements in the field of co-operative banking and the development of the agri-business worldwide. In 2001, RIAS played an important role in setting up livestock co-operatives in the United Kingdom. It also carried out several interesting banking engagements, including:

- establishing a bank for SMEs in Kosovo;
- developing new products and services for a bank in Egypt;
- restructuring a number of banks, such as Neftebank in Kazakhstan.



Bas Nierop – Rabobank International

'Excellent co-operation with my colleagues of RIAS Gerard van Empel and Wim van Diepen.'

'Milklink is a leading co-operative dairy in England and a good client of ours. Its problem was that it had an outdated structure and was not involved in the further processing of the milk. This meant its farmers received a low price for their milk, with little chance of improvement. We put them in touch with Rabobank International Advisory Services (RIAS), an expert when it comes to modern co-operatives.'

'Milklink was restructured following a joint project that took over five months. Its members are now accumulating capital and their voting rights and financial liability are linked to their production volume. The co-operative itself also has a new management structure and the farmers can look forward to a lasting improvement in milk prices. The project attracted a lot of positive interest and also led to new engagements. With a view to the future, though, I think it is more important that we have put something permanent in place for our clients.'

Financial developments

Despite unfavourable market conditions, Rabobank Group nevertheless succeeded in realising a reasonable increase in net profit. Net profit rose by 8% to EUR 1,291 million, with the Tier I ratio at 10.2 and the return on equity at 9.8%.

Rabobank Group aims at realising customer value with financial stability and employee value as preconditions. The following sets out the effects of increased activities on Rabobank Group's financial performance.

Clients come first

As a financial co-operative, the clients' interests come first in Rabobank Group's policies and targets. We wish to create customer value by:

- offering the best possible financial services, those that the clients think are the most appropriate;
- offering continuity in our services;
- demonstrating our commitment to our clients and their circumstances.

A critical requirement that must be met if Rabobank Group is to continue creating customer value is a healthy financial basis.

Financial targets

Rabobank Group has three main financial targets:

- a Tier I ratio of 10.0;
- a return on equity of 10.0%;
- a growth in net profit of at least 12%.

Rabobank Group aims to achieve these targets over a number of years.

In 2001, the Rabobank Group only achieved the Tier I ratio which was 10.2 at the end of 2001. In a year of unfavourable market conditions, Rabobank Group realised an 8% increase of net profit. Its return on equity was 9.8%. Both are below the long-term target, but given the market conditions, reasonable.

Outlook for 2002

Based on the current situation and assuming no further deterioration in market conditions and a slight recovery in economic growth in the second half of 2002, Rabobank Group expects an increase in net profit comparable to that achieved in 2001.

Notes to the balance sheet

Rabobank Group's consolidated balance sheet total grew by 6% in 2001, to EUR 364 billion. At year-end, the Tier I ratio was 10.2, slightly higher than the long-term target.

Lending to the private sector increased by 10% in 2001. The unfavourable stock exchange climate caused clients to save more. Savings showed a comparatively strong increase of 13%.

ASSETS

Lending

Total lending by Rabobank Group increased by 9% in 2001 to EUR 208.6 (191.7) billion. This total comprises:

- public sector lending;
- professional securities transactions;
- private sector lending.

In 2001, lending to the public sector was virtually unchanged at EUR 0.8 billion. Professional securities transactions decreased to EUR 10.6 (11.7) billion.

Private sector lending

Lending to the private sector rose by EUR 18.1 billion to EUR 197.3 billion. This is a 10% increase and in line with the previous year's increase.

The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector.

Trade, industry and services

Enterprises in the trade, industry and services sector borrowed EUR 5.1 billion more in 2001 than in 2000, an increase of 8%. As a result, total loans granted to this sector amounted to EUR 73.5 billion.

Lending by sector



16%
37%
47%
Private individuals
Trade, industry, services
Agricultural

Agricultural sector

On balance, business clients in the agricultural sector borrowed 7% more than at the end of 2000. The total volume of loans to the agricultural sector amounted to EUR 31.7 (29.7) billion, of which EUR 15.8 (15.7) billion was granted to the primary agricultural sector and EUR 15.9 (14.0) billion to the international food & agri-business sector.

Private individuals

Private Rabobank Group clients borrowed EUR 11.0 billion more than in 2000, an increase of 14%. Total loans to private individuals amounted to EUR 92.1 (81.1) billion, with mortgage loans accounting for as much as EUR 88.3 billion. Developments in the housing market were the driver behind private sector demand for loans.

Lending by operating unit

Of the total of EUR 197.3 billion in loans to private individuals, EUR 137.9 billion, or 70%, was granted by the local banks. The wholesale banking business accounted for EUR 45.1 billion of loans granted, 23% of the total. The other units accounted for 7% of lending.

Lending by operating unit


23%
Retail banking business
Wholesale banking business
Other

Banks

The item banks comprises the funds loaned to credit institutions. It amounted to EUR 40 (38) billion at year-end, 4% up on 2000. The item banks included EUR 28 billion in professional securities transactions.

Other assets

At the end of 2001, Rabobank Group's balance sheet included EUR 79 (74) billion worth of interest-bearing securities. EUR 13 (16) billion had been invested in shares and EUR 5 (7) billion in short-term government paper.





The introduction of the euro went exceptionally smoothly.

Good preparations ensured that everyone soon paid with our new currency.

LIABILITIES

Funds entrusted

Funds entrusted to Rabobank Group grew by 17% to EUR 172 (147) billion in 2001. This item comprises savings, professional securities transactions and other funds entrusted. Professional securities transactions fell to EUR 8 (17) billion. Other funds entrusted rose to EUR 101 (74) billion.

Savings

The balance held on savings accounts rose by EUR 7 billion in 2001 to EUR 63 billion, up 13%. This significant increase is due to the unfavourable stock exchange climate. In 2001, clients mainly transferred money to savings accounts rather than investing it in securities.

Other liability items

The item banks decreased by 5% to EUR 80 (84) billion. The item debt securities grew by 17% to EUR 59 (50) billion. Provisions increased by EUR 1.4 billion in 2001 to EUR 16.2 billion. Of this amount, EUR 14.5 (13.1) billion related to Interpolis' technical reserves.

Increase in Group equity

Rabobank Group's reserves increased by EUR 1.8 billion to EUR 14.9 billion. This is due partly to the addition of Membership Certificates issued and net profit, partly to the write-downs in connection with payment of goodwill. Group equity increased by EUR 2.3 billion to EUR 20.3 billion. In addition to reserves, this item comprises subordinated loans, the fund for general banking risks and third-party interests. Third-party interests increased by EUR 0.5 billion to EUR 3.7 billion.

Off-balance-sheet activities

Off-balance-sheet activities include guarantees, irrevocable facilities and derivatives. At year-end, the amount of guarantees was EUR 9.6 (10.3) billion; the irrevocable facilities were EUR 25.7 (38.6) billion. The notional value of the derivatives outstanding was EUR 2,213 (2,086) billion. The credit risk incurred on these instruments is comparable to EUR 29.9 (25.2) billion in loans.

Tier I ratio: 10.2 [1]

The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between core capital and total risk-adjusted assets. At 31 December 2001 the Tier I ratio stood at 10.2 (10.3). This is slightly higher than the long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0. The high capital adequacy ratio is one of the chief reasons for Rabobank Group's triple A rating.

Total risk-adjusted items increased by EUR 10.5 billion to EUR 152.8 billion. This increase was largely the result of the rise in lending. The Tier I capital increased by EUR 2.3 billion to EUR 17.0 billion. This increase was the outcome of the addition of net profit and the issue of Member Certificates on the one hand and the write-down in connection with the payment of goodwill on the other.

BIS-ratio: 10.5 [1]

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-adjusted assets. The BIS ratio came to 10.5 (10.6). This is considerably higher than the minimum requirement set by the external supervisors of 8.0.

1) The Tier I ratio and the BIS ratio for 2001 have been calculated taking into account the effect on equity of the changed accounting policy for pensions with effect from 1 January 2002 (see 2001 financial statements).

Notes to the profit and loss account

Rabobank Group's net profit increased by 8% in 2001 to EUR 1,291 million. This is below the targeted increase of at least 12%. The unfavourable stock exchange climate was a significant factor.

INCOME

Total income rose by 9% in 2001 to EUR 8,434 million. Interest income accounted for 60% of total income.

Interest income

Interest income increased by EUR 475 million to EUR 5,060 million in 2001, up 10% from 2000.

Proceeds from securities and participating interests

Proceeds from securities and participating interests totalled EUR 517 (759) million, EUR 242 million less than in 2000. Two important factors accounted for this decline. In 2000, this item included the gain of approximately EUR 100 million on the sale of Nedship Bank. Secondly, there were significant price gains in 2000 on shares held in the investment portfolio. Due particularly to last year's unfavourable stock exchange climate, price gains were not realised to the same extent in 2001.

Commission

Commission income increased by 21% in 2001 to EUR 1,782 (1,467) million. This is mainly due to increases in other commissions, including income from industrial health and safety services ('Arbo' services and reintegration) supplied by Interpolis. Commission on funds transfers, foreign exchange arbitrage and insurance activities have been a comparatively stable factor over the years. As a result of the unfavourable stock exchange climate, commission on asset management increased by only 3% and commission on securities brokerage declined by 30%.

Movements in commission income

(in EUR millions)



2,000
1,750
1,500
1,250
1,000
750
500
250
0
1998
1999
2000
2001
Other
Funds transfers and foreign
Insurance
Assets
Securities

Commission on industrial health and safety services

Interpolis increased its industrial health and safety services considerably last year. This is the direct result of the joint ventures it entered into during 2001. Commission on industrial health and safety services increased by EUR 163 million in 2001 to EUR 223 million. This substantial growth is reflected in the graphics under 'other'.

Securities brokerage

Securities brokerage is realised mainly by the local Rabobanks. The sentiment on the stock exchanges was unfavourable last year. This is directly visible in the number of client orders transacted. The number of securities and option orders declined by 38% in 2001 to 1.9 million. Securities brokerage decreased by 30%.

Asset management fees

Robeco is the competence centre for asset management within Rabobank Group. The greater part of asset management fees consists of management fees received from the investment funds. Asset management fees increased by 3% in 2001 to EUR 401 (391) million. This limited increase is the result of a smaller average volume of assets managed and held in custody on the one hand, and the adjustments of management fees on the other.

Results on financial transactions

Results on financial transactions were EUR 422 (314) million, 34% higher than in 2000. Results on financial transactions are realised mainly by the wholesale banking business.

Other revenue

Other revenue was EUR 653 (635) million, 3% higher than in 2000. Other revenue includes underwriting results on Interpolis insurance contracts.

EXPENSES

While income increased by 9%, operating expenses rose by 7%. Operating expenses were EUR 5,834 (5,459) million, 59% of which were staff costs.

Staff costs

Staff costs rose by 11% to EUR 3,434 (3,099) million, due to growth in staff numbers combined with salary increases. Rabobank Group staff numbers increased by 2,462 FTEs to 52,173 FTEs in 2001. Of this growth, 50% was attributable to acquisitions and 50% to organic growth due to increased activities.
As in 2000, staff numbers in local Rabobanks showed a limited increase.

Other administrative expenses and depreciation

Other administrative expenses rose by 8% to EUR 2,032 (1,886) million. Depreciation of buildings and fixtures and fittings was down 22% to EUR 368 million.

Luuk Heuskes - Rabo Securities

'We introduced the 'Rabo ActiveWorld Top 20 Guaranteed Bonds' in co-operation with Rabobank Nederland in July 2001. This ingenious product is designed for investors who appreciate security on the one hand yet wish to profit from potential gains on international equity markets on the other. The nice part is that we can use extremely complex derivative structures to combine an innovative and transparent investment strategy with a guaranteed bond. We successfully marketed this product in close co-operation with the various parts of Rabobank. The client enjoys a sophisticated investment strategy together with the assurance that the principal will, as a minimum, be repaid on the maturity date.'



Operating result

Rabobank Group's operating result for 2001 was EUR 2,600 (2,301) million, 13% higher than in 2000.

Operating result by Group unit

Rabobank Group's operating result is achieved by six activities[1]. These are:

- Retail banking business
- Wholesale banking business
- Asset management
- Insurance
- Leasing
- Other

Retail banking business

In 2001, the operating result from retail banking increased marginally to EUR 1,252 million. This limited growth is mainly due to a sharp decline in the number of securities orders. As a result, securities brokerage declined and there was only a slight net increase in income. Also, retail banking has not yet been sufficiently successful in actually performing services via direct channels (Internet and telephone) more efficiently. Staff numbers in local Rabobanks still showed a slight increase in 2001. While income increased by 7%, expenses rose by 10%.

Wholesale banking business

The wholesale banking business almost doubled its operating result in 2001, from EUR 404 million to EUR 832 million. The corporate banking, investment banking and structured finance activities of Rabobank International made a particularly strong contribution to the result. Sales of venture capital participations too, made another contribution to the result. Because Group Treasury responded well to interest rate developments in the international money and capital markets, it realised substantially increased results.

Asset management

Asset management activities suffered from the unfavourable stock exchange climate in 2001. The venture capital results from Weiss, Peck & Greer and the transaction fees from investment funds in particular were considerably lower than in 2000. Gross profit from asset management activities fell by 58% tot EUR 116 (275) million. This substantial decrease follows two years of exceptional growth in the operating result.

Insurance business

Interpolis, the Group's insurance company, realised normal growth of its activities in 2001, although the unfavourable stock exchange climate led to a negative result on the investment portfolio. As a consequence, the operating result declined by 3% in 2001 to EUR 201 (206) million.

Leasing

The result from lease activities of De Lage Landen rose by 50% to EUR 215 (143) million. This includes the positive effect of capital restructuring. Adjusted for this restructuring, the increase is 23%.

Other units

The results from the units included in Other fell by EUR 19 million in 2001 to minus EUR 16 million.

1) Compared with last year, Rabobank ICT & Support Services and Rabobank Nederland Securities Services have been reclassified from Other to Retail banking business. This had a limited effect on results.

Operating result by Group unit

(in EUR billions)


1,400
1,200
1,000
800
600
400
200
0
-200
0%
+94%
-58%
-3%
+50%
Retail banking business
Wholesale banking business
Asset management
Insurance
Leasing
Other
2000
2001

Value adjustments to receivables

This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years carrying the most weight. In 2001, the item Value adjustments to receivables increased by EUR 120 million to EUR 480 million. This increase is mainly due to the worsened economic conditions and, to a limited degree, increased lending.

Value adjustments to financial fixed assets

Value adjustments to financial fixed assets were EUR 59 (9) million in 2001. This increase is mainly due to write-down of participating interests.

NET PROFIT

Net profit

After taxes of EUR 578 (507) million and third-party interests of EUR 192 (179) million net profit amounted to EUR 1,291 million, a rise of 8% on 2000. This percentage is below Rabobank Group's long-term target. Given the sharp deterioration of market conditions, the result is nevertheless reasonable.

Profit appropriation

The net profit has been added almost in full to reserves to strengthen the financial basis for further development of Rabobank Group and to realise customer value in the future.

Outlook for 2002

Within the local banking business, the shift in service provision towards direct channels will continue, particularly in the fields of savings and investments. Staff numbers at local banks will need to decrease in 2002 if the lower margins on service provision via direct channels are to be offset by lower costs.

The wholesale banking business reported improved results in 2001. It will be a challenge to realise a comparable operating result for 2002. Depending on the sentiment on the stock exchanges, income from asset management activities may recover from its dip in 2001. Interpolis should show continued growth in service provision. Depending on investment results, this should yield a corresponding increase in income. The lease activities and income of De Lage Landen should show steady growth.

On balance, based on the current situation and assuming that market conditions will not deteriorate further and that there will be a slight recovery in economic growth in the second half of 2002, Rabobank Group expects an increase in net profit comparable to that achieved in 2001.

Risk management

The Rabobank Group has opted for a modest risk profile. This preference was put to the test in the past year. The solidity of the financial system was shaken by events in 2001.

The Rabobank Group has extensive procedures in place for systematic risk control, which again proved their worth in the past year. The liquidity of the financial system came under pressure from the attacks in the United States on 11 September and the debtor risk was exposed in several specific sectors in 2001. The Rabobank Group showed that it has the attendant risks firmly under control.

Credit risk

Policy on credit risk puts the client's interests first. The Rabobank Group's aim is to offer clients the greatest possible continuity in its services. It therefore pursues a prudent acceptance policy, characterised by integrity, professionalism and expertise. Once granted, loans are generally carefully managed so that there is a continuous insight into credit risks. Nevertheless, events in the year under review prompted a tightening of procedures in this area. The Group entities' credit risk management was assumed by a central unit at Group level during the year.

Almost 50% of Rabobank Group's credit portfolio consists of loans to private individuals, which have a very low risk profile in relative terms. The remainder is a highly diversified portfolio of loans to business clients in the Netherlands and abroad. The domestic portfolio has traditionally had its roots in agriculture; the share of the primary agricultural sector in total loans, however, has fallen in recent years to 9%. The portfolio of the wholesale banking operations amounts to 23% of the total and is spread over a large number of mainly industrialised countries and many sectors, for the main part in the food industry and agribusiness.

Bad debts

The development of bad debts can be seen from movements in the value of amounts receivable as a percentage of the loans granted to the private sector by the Rabobank Group.

Value movements in amounts receivable

(% of the private sector lending)



0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
1997
1998
1999
2000
2001

The upward movement in 1998 was due to the crisis in Asia. The increase in 2001 in comparison with the two previous years was due chiefly to the weakness of the world economy, which was aggravated by the events of 11 September. This had the greatest impact on the quality of loans granted by the cyclical wholesale banking operations. The five-year average of 0.23% is relatively low, reflecting the moderate risk profile of the Rabobank Group's credit portfolio.

Country risk

Loans to parties abroad expose the Rabobank Group not only to the customary risk of bad debts but also to country risks. Country risk management is based on a system of internal limits and internal ratings for each country. Provisions for country risk are formed if and insofar as repayment problems might arise as a result of government measures or extreme circumstances in a country. Due account is taken of factors that mitigate the risks. In the year under review, the net country risk for non-OECD countries (before provisions) was EUR 3.4 (4.5) billion, or 0.9% of the balance sheet total. Provisions for economic country risk accounted for 21.6% of total bad debt provisions.

Market risk

Market risk involves changes in the value of the trading portfolio as a result of movements in interest rates, foreign exchange rates and share prices. The exposure is calculated every day and managed using a sophisticated system of limits. At a consolidated level, the exposure can best be expressed by the Value at Risk. This criterion, based on historical data, indicates the maximum loss that the Rabobank Group can suffer on a single day subject to a certain degree of probability and in 'normal' market conditions. Event risk scenarios measure the effect of sharp reversals in market trends. Furthermore, statistical models generate other measures so that traders and the risk management department can calculate their positions at any moment of the day. The Value at Risk fluctuated between EUR 7 (3) million and EUR 12 (11) million in 2001, with an average of EUR 9 (6) million.

Interest rate risk

Apart from its exposure to market risks in the trading environment, the Rabobank Group is also exposed to structural interest rate risk in its balance sheet. This risk results from mismatches between the periods for which interest rates are fixed on loans and funds entrusted. Longer-term risks are measured and managed using Equity at Risk. This ratio expresses the sensitivity of the Group's market value to interest rate fluctuations. Long-term interest rates are clearly lower than those seen in recent years, and the loan portfolio was accordingly built up during a period of higher interest rates. The market value of the Rabobank Group's equity was therefore significantly higher than its book value at year-end.

Short-term risks are measured and managed using the Income at Risk concept. This is the maximum amount of net interest income that is put at risk on an annual basis, with a reliability level of 97.5%. The maximum risk during the year under review was approximately 4% of net interest income.

Liquidity risk

The attacks in the United States on 11 September initially kindled fears of a liquidity crisis in the global financial system. This was averted by the intervention of central banks. The Rabobank Group was well prepared for a liquidity shortage in the market. In the past four years, it has worked on a substantial diversification of its funding basis by making itself less dependent on funds from other commercial banks and concentrating more on central banks, money market funds, pension funds and asset managers. On the asset side of the balance sheet, greater priority has been given to assets that can be converted readily into cash.

The events of 11 September allowed us to test the liquidity management assumptions and procedures in a real-life stress situation. The model worked well, although some refinement was necessary in a number of areas.

Operational risk

Operational risk is the risk of direct or indirect losses arising from deficiencies in procedures and systems and from human failures or from external events. As a matter of policy, the management of the individual Rabobank Group entities is responsible for developing policy, processes and procedures to manage operational risk. All banking products, activities, processes and systems are affected. Operational risk awareness within the Group increased further during the year, in part because of regulations set by the Dutch central bank.

Insurance risk

At Interpolis, risk management is concerned mainly with insurance risks. Using appropriate techniques, the risks of existing and new products are estimated and changes in them are monitored. This enables the Group to ascertain whether future commitments can be met with sufficient certainty and whether calamities can be absorbed financially. The policy of an insurance company such as Interpolis takes full account of possible disaster scenarios. The events in the United States on 11 September, for example, prompted a study of the consequences of such an attack in the Netherlands. Interpolis has only a limited exposure to the badly hit reinsurance sector.

BIS regulations under review

The capital that banks must hold as a buffer against unexpected risks is based on relatively crude regulations. Bank supervisors in Basle are currently preparing a new accord on capital adequacy requirements.

In the proposed regulations on *credit risk*, a distinction is made between a standardised approach and an approach based on internal ratings. The latter approach analyses the causes of actual losses suffered in previous years to calculate the probability of a debtor failing. This allows loans to be rated. The standardised approach is very similar to the current method but is more refined. In the internal rating approach a distinction is made between a foundation method and a more advanced method. The supervisor must grant permission before either of these methods may be used.

The Rabobank Group intends to satisfy the requirements of the foundation method of the internal rating approach by the time the new regulations take effect, which is expected to be earliest the end of 2005. It will then attempt to comply with the requirements of the advanced method as quickly as possible. It is already working exceedingly hard on doing so and projects have been set up at the individual Rabobank Group entities during the past year. The Rabobank Group already satisfies the highest standards regarding capital adequacy requirements in respect of *market risk*. It is also taking measures in anticipation of the new regulations in respect of *operational risk*.

Economic capital

The accord on capital adequacy requirements also stipulates that banks must hold capital in respect of *all* risks they incur. The risks are considered together under the heading necessary economic capital. The volume of economic capital is determined by statistical techniques that model unexpected losses subject to a certain degree of probability. The higher a bank's rating, the higher the hurdle will be set for the calculation of its economic capital. The Rabobank Group has the highest rating: triple A. This means that rating agencies think the risk of the bank becoming insolvent is virtually non-existent. By implication, the banking operations have such a low risk profile that the related, prudently calculated economic capital does not exceed the volume of the capital that is actually available.

In the past year, a first approximation of the volume of economic capital required for each risk category and entity was made using a top-down approach. We are currently working on a further refinement of the methodology and on a bottom-up approach for the individual Group entities.

RAROC

Relating the profit achieved on a certain activity to the capital required for that activity produces RAROC, the risk adjusted return on capital. RAROC enables a proper balance to be struck between risk, returns and capital for both the Group and its constituent parts. This approach encourages the individual entities to limit risks wherever possible or to accept exposure only if there are commensurate benefits. It is thus an essential instrument for positioning products on the market at the right price.

Even without regard to the supervisor's requirements, the RAROC approach is a suitable instrument for the adequate management of the Rabobank Group. The Group's interests here coincide with the supervisor's. For this reason, too, the Rabobank Group invested a great deal of time and energy in being able to comply with the advanced method of the new accord on capital adequacy requirements by the time it is permitted.

Co-operative governance

Rabobank's co-operative structure has several executive levels, each with its own tasks and responsibilities. A start was made in 2001 on reviewing the management structure of Rabobank Nederland, the umbrella co-operative organisation for the local Rabobanks.

The co-operative structure safeguards the members' influence on the Rabobank organisation's policy at both a local and a national level. At the national level, the year under review saw the start of the debate on a change in Rabobank's senior management structure. The target is to strengthen the influence of the local banks and the effectiveness of the organisation and to make supervision more transparent.

Co-operative network

Each of the 369 local Rabobanks in the Netherlands is an independent co-operative with its own Board of Directors and Supervisory Board. The members of the local banks elect the members of these boards, with the exception of the Managing Director, from among their own ranks. In 2001, 3,426 people formed this network of elected directors and supervisors of the local Rabobanks.

Rooted in the local community

Thanks to the direct representation of clients on their boards, the local Rabobanks have deep roots in their local communities. The board members are the eyes and ears of the members/clients and their social environment. They translate signals from their local environment into their banks' policies.

The Boards of Directors of the local Rabobanks

A local Rabobank's Board of Directors is responsible for the bank's general policy. On behalf of its members and clients, it determines the bank's response to client needs and relevant developments in its operating environment. It is also responsible for increasing the members' involvement and strengthening their influence. The managing director of each local Rabobank is also a member of the Board of Directors and is responsible for the day-to-day operations.

The Supervisory Boards of the local Rabobanks

In addition to a Board of Directors, all Rabobanks have a Supervisory Board. This board ensures that the Board of Directors treats the interests of all the local Rabobank's stakeholders fairly. It accordingly oversees the management and reviews the local bank's policy and certain management decisions. The Supervisory Board also supervises compliance with legislation and regulations and advises the Board of Directors on request and otherwise.

Further professionalisation

In 2001, 378 new members were appointed to the Boards of Directors and Supervisory Boards. On their appointment they were offered a four-day introduction programme entitled 'The first 100 days at Rabobank'. Nearly 3,000 board members also took part in special seminars during the year to better equip them for their duties and to enable them to share their experiences.

Improved communication

The information supplied to the members of the Boards of Directors and the Supervisory Boards and the communication with them were considerably improved during the year. Separate, closed Internet sites were developed to give the members of both boards direct access to relevant information. In addition, a digital newsletter was launched to inform board members quickly of all current developments of relevance to them.

Consultative structure of the Rabobank organisation

A comprehensive consultative and decision-making structure is in place to promote consensus between the local Rabobanks and Rabobank Nederland. The 369 local Rabobanks are divided into 20 regions, each with its own Regional Delegates Assembly consisting of six members. Together, these regional assemblies constitute the Central Delegates Assembly. This assembly is an important advisory body for the General Meeting, the Executive Board and the Board of Directors of Rabobank Nederland. The last two bodies together form the management of Rabobank Nederland.

Reorganisation of the senior management structure

The General Meeting, the Executive Board, the Board of Directors and the Supervisory Board are currently responsible for corporate governance at Rabobank Nederland. At the end of 2001, it was proposed that this senior management structure be reorganised in the course of 2002. The intention is to strengthen the influence of the members of Rabobank Nederland – the local banks – to increase management effectiveness and to make supervision more transparent.



Rosita Setz - Director of Rabobank Beusichem-Culemborg

'The atmosphere at the Directors' conference was very open; everyone came to learn from everyone else. And no one went home disappointed. There is so much experience sitting round the table when you bring all the Rabobank's Directors together. It was a very worthwhile experience for our Board. Not only because of what we learned about ourselves and the support we received from our counterparts, but also because of the team building within our Board. We are already looking forward to the next conference.'

Contours of the new senior management structure

In broad lines, the proposed senior management structure is as follows:

- The local Rabobanks will have more say on Rabobank Nederland's policy through the Central Delegates Assembly;
- The Executive Board will be responsible for managing Rabobank Nederland. The Board of Directors will cease to exist;
- The supervisory function of the Supervisory Board will be strengthened.

The proposal will first be discussed in the various consultative bodies. If it receives final approval, the General Meeting of Rabobank Nederland is expected to ratify the proposal in mid-2002.



Local directors and supervisors

(numbers at year-end 2001)

Members of the Boards of Directors	**1,505**
Men	1,401
Women	104
Members of the Supervisory Boards	**1,921**
Men	1,648
Women	273

Age structure of local board members

(% at year-end 2001)

	Directors	Supervisors
Younger than 34	1	3
35 - 44	13	20
45 - 54	36	39
55 - 64	42	35
Older than 65	8	3



The local Rabobanks are attracting an increasing number of members,

who are more involved in discussions and decisions on our services.

Consolidated balance sheet

at 31 December 2001 (after profit appropriation)

(in EUR millions)		2001		2000
Assets				
Cash		3,736		3,086
Short-term government paper		5,311		7,362
Professional securities transactions	*28,359*		*28,485*	
Other banks	*11,719*		*9,879*	
Banks		40,078		38,364
Public sector lending	*761*		*823*	
Private sector lending	*197,262*		*179,137*	
Professional securities transactions	*10,591*		*11,706*	
Lending		208,614		191,666
Interest-bearing securities		78,680		73,610
Shares		12,556		15,850
Participating interests		156		567
Property and equipment		3,756		3,392
Other assets		4,365		2,590
Prepayments and accrued income		6,367		6,433
Total assets		**363,619**		**342,920**
Liabilities				
Professional securities transactions	*17,076*		*28,429*	
Other banks	*62,938*		*55,462*	
Banks		80,014		83,891
Savings	*63,060*		*55,575*	
Professional securities transactions	*8,485*		*17,239*	
Other funds entrusted	*100,629*		*73,891*	
Funds entrusted		172,174		146,705
Debt securities		58,514		49,887
Other liabilities		12,258		22,862
Accruals and deferred income		4,187		6,844
Provisions		16,173		14,753
		343,320		324,942
Fund for general banking risks	*1,679*		*1,666*	
Subordinated loans	*52*		*53*	
Reserves	*14,914*		*13,108*	
Third-party interests	*3,654*		*3,151*	
Group equity		20,299		17,978
Total liabilities		**363,619**		**342,920**
Contingent liabilities		9,652		10,292
Irrevocable facilities		25,674		38,583

Consolidated profit and loss account

for 2001

(in EUR millions)		2001		2000
Income				
Interest income	*20,020*		*18,408*	
Interest expense	*14,960*		*13,823*	
Interest		5,060		4,585
Income from securities and participating interests		517		759
Commission income	*1,996*		*1,659*	
Commission expense	*214*		*192*	
Commission		1,782		1,467
Results on financial transactions		422		314
Other income		653		635
Total income		**8,434**		**7,760**
Expenses				
Staff costs	*3,434*		*3,099*	
Other administrative expenses	*2,032*		*1,886*	
Staff costs and other administrative expenses		5,466		4,985
Depreciation		368		474
Operating expenses		5,834		5,459
Value adjustments to receivables		480		360
Value adjustments to financial fixed assets		59		9
Addition to the fund for general banking risks		-		52
Total expenses		**6,373**		**5,880**
Operating profit before taxation		2,061		1,880
Taxation on operating profit		578		507
Operating profit/Group profit after taxation		1,483		1,373
Third-party interests		192		179
Net profit		**1,291**		**1,194**

Cash flow statement

(in EUR millions)		2001		2000
Cash flow from operational activities				
Operating profit/Group profit after taxation		1,483		1,373
Adjustments for:				
- depreciation	368		474	
- value adjustments to receivables	480		360	
- value adjustments to financial fixed assets	59		9	
- addition to the fund for general banking risks	-		52	
- movements in technical reserves relating to the insurance business	1,439		1,358	
- movements in other provisions	(19)		367	
- movements in accrued and deferred items	(2,591)		2,358	
		(264)		4,978
Cash flow from business operations		1,219		6,351
Movements in short-term government paper	2,051		(6,183)	
Movements in securities trading portfolio	198		(17,989)	
Movements in securitised loans	159		1,728	
Movements in banks	(4,294)		10,478	
Movements in lending	(17,428)		(21,025)	
Movements in funds entrusted	25,469		19,178	
Other movements from operational activities	(8,878)		4,587	
		(2,723)		(9,226)
Net cash flow from operational activities		**(1,504)**		**(2,875)**
Cash flow from investing activities				
Investments and purchases				
- investment portfolios	(35,864)		(44,949)	
- participating interests	(39)		(444)	
- tangible fixed assets	(869)		(781)	
		(36,772)		(46,174)
Disposals, redemptions and sales				
- investment portfolio	29,676		42,334	
- participating interests	457		42	
- tangible fixed assets	202		206	
		30,335		42,582
Net cash flow from investing activities		**(6,437)**		**(3,592)**
Cash flow from financing activities				
Rabobank membership certificates		1,384		892
Movements in subordinated loans		(1)		(7)
Movements in debt securities		8,627		5,875
Payment on Rabobank membership certificates and Trust Preferred Securities		(122)		(76)
Net cash flow from financing activities		**9,888**		**6,684**
Net cash flow		**1,947**		**217**

The cash flow statement provides a summary of the net movements in operational, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

Movements in Group equity

(in EUR millions)	2001	2000
Reserves can be broken down as follows:		
Revaluation reserves	417	407
Other reserves	11,571	11,159
Rabobank membership certificates	2,276	892
Trust Preferred Securities	650	650
	14,914	**13,108**
Movements in reserves:		
Revaluation reserves		
Balance at 1 January	**407**	**603**
Movement as a result of changes in accounting policies	354	-
Revaluation	(117)	(73)
Transferred to other reserves	(10)	(66)
Released to profit and loss account	(217)	(57)
Balance at 31 December	**417**	**407**
This item includes the revaluation reserves for immovable property, shares and participating interests.		
Other reserves		
Balance at 1 January	**11,159**	**10,614**
Movement as a result of changes in accounting policies	(306)	-
Transferred from revaluation reserve	10	66
Goodwill	(526)	(672)
Other additions/transfers	65	33
Profit appropriation	1,169	1,118
Balance at 31 December	**11,571**	**11,159**

Auditors' report

We have audited the Consolidated balance sheet, Consolidated profit and loss account, Cash flow statement and Movements in Group equity for the year 2001, hereinafter referred to as the annual figures, of Rabobank Group[1], as set out on pages 62 to 65 of this report. These annual figures have been derived from the financial statements of Rabobank Group for the year 2001, which were audited by us and on which we issued an unqualified auditors' report on 7 March 2002. These annual figures are the responsibility of Rabobank Group's management. Our responsibility is to express an opinion thereon based on our audit.

We have established that the annual figures are in accordance with the financial statements from which they have been derived.

For a better understanding of Rabobank Group's financial position and results and of the scope of our audit, the annual figures should be read in conjunction with the full financial statements from which they have been derived and our auditors' report issued thereon.

Utrecht, 7 March 2002
Ernst & Young Accountants

1)
Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Groep NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

Report of the Supervisory Board of Rabobank Nederland

Financial statements

In compliance with the provisions of article 69 of the articles of association of Rabobank Nederland, we have examined the report and the financial statements. Partly on the basis of the auditors report issued by Ernst & Young Accountants, we propose that the General Meeting of Rabobank Nederland adopt the financial statements for 2001 and appropriate the profit for the year as proposed.

Endorsement of the conduct of affairs

In accordance with the provisions of article 19 (g) of the articles of association, we propose that the General Meeting of Rabobank Nederland endorse the Board of Directors' and the Executive Board's management of the Group's affairs and the Supervisory Board's supervision thereof.

The Supervisory Board in 2001

The Supervisory Board met on six occasions in 2001. The main subject of discussion was the state of affairs at Rabobank Nederland and its affiliated entities. The co-operative's objectives and strategy and the concomitant financial risks were also discussed, partly on the basis of reports prepared by the Executive Board. In this respect, initiatives were considered to revise the strategic approach and to change the management structure within Rabobank Nederland. These initiatives were discussed further in all appropriate consultative bodies in the course of 2002.

Other topics discussed were the Group's financial policy and reporting thereon. This included the evaluation of the key financial figures, such as the financial statements and half-year figures, the audit report and the management letter. The Financial Economic Committee played a preparatory role in the evaluation of financial reporting. It also evaluated those financing matters that complied with the relevant criteria established by the Supervisory Board.

The Committee of Appeal of the Supervisory Board passed judgement in one case in 2001.

Items that received special attention in 2001 included:

- The consequences of the tragic events of 11 September 2001;
- The management style of the banks affiliated to Rabobank Nederland;
- The development of results in the longer term and the progress made by the result-oriented projects;
- Rabobank International's positioning and in particular its position in the international food and agri-market;
- The reorganisation of the credit approval process;
- The introduction of euro notes and coins.

Supervisory Board membership in 2001

At the General Meeting of Rabobank Nederland held on 8 June 2001, Messrs Sjoerd Eisma, Herman Scheffer and Aad Veenman retired by rotation. They were all reappointed.

Utrecht, 7 March 2002

The Supervisory Board of Rabobank Nederland

David Luteijn (D.), Chairman
Ad van der Zwaan (A.H.), Deputy Chairman
Joop Hermsen (H.G.J.), Secretary
Sjoerd Eisma (S.E.) Deputy Secretary
Thijs Bierens (M.A.)
Nic Douben (N.H.)
Yvonne van Rooy (Y.C.M.T.)
Herman Scheffer (H.C.)
Marius Varekamp (M.J.)
Aad Veenman (A.W.)

Rabobank Group mission statement

The Rabobank Group – what we want to be

The Rabobank Group was founded in the Netherlands by enterprising people who had virtually no access to capital. The early credit co-operatives broadened access to capital by providing financial services to small and medium-sized companies, especially in the agricultural sector. By working on co-operative or mutual principles, a financial institution has since evolved which enables clients to achieve their financial ambitions. This goal forms the driving force behind Rabobank Group. It aims to create opportunities for individuals and organisations to participate fully and independently in economic activities.

The Group offers all financial services needed by customers as they participate in a modern social context. It provides a wide range of financial services in the Netherlands, striving to ensure that all services are continually adjusted and updated so that they always meet the needs of both individuals and companies in the domestic market in the Netherlands, as well as elsewhere in the world.

The Rabobank Group believes sustainable growth in prosperity and well-being requires careful nurturing of natural resources and the living environment. Our activities will contribute to this development.

Rabobank respects the culture and traditions of the countries where it operates, insofar as these do not conflict with our own objectives and values. In all activities undertaken by Rabobank Group, solvency and liquidity will be safeguarded as the basis for continuity of services to our clients.

Core purpose

We, the staff and management of Rabobank Group, have as both point of departure and primary goal the best interests of our customers. We aim to add value by:

- providing those financial services considered best and most appropriate by our customers;
- ensuring continuity in the services provided with a view to the long-term interests of the Group;
- commitment to our clients and their concerns and issues, so that we can contribute to achieving their ambitions.

Core values

We believe it is important that clients immediately recognise and personally experience the following values in all our activities:

- integrity: we act according to our stated aims;
- respect: we will interact with clients so that they experience our respect for them;
- expertise: we must be able to fulfil every promise we make.

Social Pact with members

Rabobank Group is open to the views, concerns and issues of our clients, and to those affected by our activities. Customers who are committed to the co-operative principles, as pursued by Rabobank Group, can become members of their local Rabobank. This enables them to participate and to have a say in the way Rabobank Group works to further their, the clients, goals.

Directors and management Rabobank Group

As at 15 March 2002

Executive Board (with responsibility areas)

Hans Smits (H.N.J.), Chairman	Strategy, Co-operative governance
Wim van den Goorbergh (W.M.)[1], Deputy Chairman	Supervision, Finance and Control
Rik baron van Slingelandt (D.J.M.G.)	Rabobank International
John van Nuenen (J.F.C.M.)	Market Management, Member Banks
Hans ten Cate (J.C.)	Rabobank Nederland Corporate Clients, Credit Risk Management
Jac Verhaegen (J.J.)	Product Market Entities, ICT

Secretary Executive Board

Margreet van Ee (M.G.)

Board of Directors

Wim Meijer (W.), Chairman
Lense Koopmans (L.), Deputy Chairman
Paul Rutten (P.A.A.M.), Secretary
Jan Bilderbeek (J.)
Sybilla Dekker (S.M.)
Gert van Dijk (G.)
Tineke Lodders-Elfferich (P.C.)
Jan Uit den Boogaard (J.B.)
Anton Vermeer (A.J.A.M.)

Supervisory Board

David Luteijn (D.), Chairman
Ad van der Zwaan (A.H.), Deputy Chairman
Joop Hermsen (H.G.J.), Secretary
Sjoerd Eisma (S.E.), Deputy Secretary
Thijs Bierens (M.A.)
Nic Douben (N.H.)
Yvonne van Rooy (Y.C.M.T.)
Herman Scheffer (H.C.)
Marius Varekamp (M.J.)
Aad Veenman (A.W.)

1) With effect from 1 September 2002 Wim van den Goorbergh will resign from the Executive Board of Rabobank Nederland.

General Managers Rabobank Nederland

Guido van Berkel (G.M.P.M.)
Bert Bruggink (A.)
Ralf Dekker (R.J.)
Henn Geukers (H.M.)
André van Iersel (A.A.J.M.)
Wouter Kolff (W.J.)
Jos van Lange (J.H.P.M.)
Hans van der Linden (J.A.M.)
Bert Mertens (H.H.J.)
Rik Op den Brouw (H.)
Karel Plasman (K.G.)
Hanno Riedlin (H.W.E.)
Harry de Roo (J.H.)
Thomas van Rijckevorsel (T.C.A.M.)
Dick Schijf (T.H.M.)
Jaap Slotema (J.)
Pieter van der Weijden (P.P.M.)

Deputy General Managers Rabobank Nederland

Ad Bakermans (A.W.F.J.)
Tineke Bahlmann (J.P.)
Aad Balm (A.M.A.W.)
Robin Bargmann (R.K.)
Mats Beem (M.G.)
Wim Boonstra (W.W.)
Cor Broekhuyse (C.F.)
Evert Broekmans (E.A.H.G.)
Ben Christiaanse (B.J.)
Willem Cramer (W.F.C.)
Roy van Diem (R.)
Dick Duit (D.)
Jan Hageraats (J.M.J.)
Rob Hartog (D.R.)
Floris Henning (F.J.)
Peter Knuvers (P.M.)
Bart Jan Krouwel (B.J.)
Arnold Kuijpers (A.J.A.M.)
Willem Lageweg (L.W.)
Theo Martens (Th.H.)
Monika Milz (M.R.)
Jan Molenaar (J.B.J.M.)
Herman Prins (H.)
Christ van Roovert (C.L.A.)
Jan Schinkelshoek (J.)
Jim Schütz (J.C.A.)
Cees Schakelaar (C.G.)
Jan Schonewille (J.)
Hans Siebelink (A.J.F.)
Jan Karel van der Staay (J.K.)
Cees van Tiggelen (C.A.V.)
Wim Timmer (W.J.)
Jan van Veenendaal (J.)
Guido Vos (G.J.)
Willem Wagner (W.)
Hans van Zanten (J.)

Directors and management of Group entities

Rabobank International
Rik baron van Slingelandt (D.J.M.G.), Chairman
Wouter Kolff (W.J.), Deputy Chairman
Ralf Dekker (R.J.)
Sipko Schat (S.N.)

Interpolis NV
Piet van Schijndel (P.J.A.), Chairman
Huub Hannen (H.A.J.), Deputy Chairman
Kick van der Pol (C.)

De Lage Landen International BV
Paul Dirken (P.H.J.M.), Chairman
Ab Gillhaus (A.J.)
Gerard van Kaathoven (G.J.C.M.)
Karel Schellens (C.A.C.M.)

Robeco Group NV
Géry Daeninck (G.A.M.J.), Chairman
Jaap van Duijn (J.J.)
Hans van der Koogh (H.H.)

Effectenbank Stroeve NV
Cees Haasnoot (C.), Chairman
Nico van den Haak (N.W.)

Schretlen & Co NV
Harold Knebel (H.A.J.M.), Chairman
Thea van Bommel – Scheffer (T.I.)
Jan Smits (J.W.M.)

Gilde Investment Management BV
Boudewijn Molenaar (B.T.), Chairman
Toon den Heijer (A.A.)

International Private Banking & Trust
Guido van Berkel (G.M.P.M.), Chairman
Marc Tomchek (M.C.A.)
Heinz Zimmer (H.D.)
Victor den Hoedt (V.)
Ronald van Beek (R.)
Johan Lont (J.)

Rabo Vastgoed BV
Pieter Wetselaar (P.), Chairman
Jan Roelofs (J.)

Rabobank Group International Network

Outside the Netherlands, Rabobank Group is represented by 143 branches in 34 countries. They are located as follows:

Rabobank International (103)

Europe (15)

Belgium	Antwerp
France	Paris
Germany	Frankfurt
Hungary	Budapest
Ireland	Dublin (2)
Italy	Milan
Poland	Warsaw
	Poznan
Russia	Moscow (2)
Spain	Madrid
Turkey	Istanbul
United Kingdom	London
	Edinburgh

North and South America (14)

Argentina	Buenos Aires (2)
Brazil	Sao Paulo
Canada	Toronto
Chile	Santiago (2)
Curaçao	Willemstad
Mexico	Mexico City
United States	New York
	Dallas
	San Francisco
	Chicago
	Atlanta
	Washington

Asia (12)

China	Hong Kong
	Shanghai
	Beijing
India	Mumbai
	New Delhi
Indonesia	Jakarta (2)
Japan	Tokyo
Singapore	Singapore (2)
Taiwan	Taipei
Thailand	Bangkok

Australia (62)

Australia	Sydney
	Brisbane
	Melbourne
	Adelaide
	Perth
	+ 28 branches
New Zealand	Auckland
	Christchurch
	Feilding
	Hamilton
	Invercargill
	Wellington
	+ 23 branches

Rabobank Nederland Dutch Desks (6)

Belgium	Antwerp
France	Paris
Germany	Düsseldorf
Italy	Milan
Spain	Madrid
United Kingdom	London

Interpolis (3)

Ireland	Dublin
Luxembourg	Luxembourg
Portugal	Lisbon

De Lage Landen (17)

Argentina	Buenos Aires
Belgium	Zaventem
Brazil	Canoas
Canada	Oakville
Denmark	Ballerup
Finland	Helsinki
France	Paris
Germany	Düsseldorf
Ireland	Dublin
Italy	Milan
Poland	Warsaw
Spain	Madrid
Sweden	Sundyberg
Switzerland	Schlieren
United Kingdom	Watford
United States	Des Moines
	Wayne

International Private Banking & Trust (6)

Channel Islands	Guernsey
China	Hong Kong
Luxembourg	Luxembourg
Singapore	Singapore
Switzerland	Geneva
	Zurich

Robeco Group (8)

Belgium	Brussels
Curaçao	Willemstad
France	Paris
Switzerland	Zurich
	Geneva
United Kingdom	London
United States	New York
	(Weiss, Peck & Greer)
	Toledo
	(Harbor Capital Advisors)

Index

Colophon

Published by

Rabobank Nederland

Communications

Editors

Lian Bakx, Jan Dost

Ronald van Logtenstein

Andries van der Bruggen (financial statements)

Art direction and design

Borghouts Design, Haarlem

Photographs

Frans-Jan Fortunati, Carel van Hees,

Frank Tielemans, Witho Worms

English translation

Ernst & Young Translation Bureau, The Hague

Internet

Info.nl, Amsterdam

SiteManagement

Production co-ordination

GPR CommunicatieManagement Eindhoven

Prepress

Neroc, Eindhoven

Printers

Hoonte Bosch & Keuning, Utrecht

Materials used

The paper Xmotion Xantur, manufactured by ModoVanGelder, was selected following an extensive environmental review. In addition to emissions, issues such as forestry, reforestation, raw materials and energy consumption as well as Rabobank's environmental policy played a major part.

The ink used in printing the report, Reflecta ECO, is free of mineral oil.

Publication

This publication and the separate 'Rabobank Group 2001 Financial Statements and other information' together form the annual report, financial statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA.

Filing

After they have been adopted, the 'Rabobank Group 2001 Financial Statements and other information' will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30046259.

Annual Reports

Rabobank Group publishes the following annual reports:

- Annual Report 2001 (in Dutch and in English)
- 2001 Financial Statements and other information (in Dutch and in English)
- Annual Report 2001 People, Planet, Profit (in Dutch and in English, to be published in June 2002)
- Interim Report 2002 (in Dutch and in English, to be published in September 2002)

For copies of these reports please contact Rabobank Nederland, Communications.

Telephone +31 (0)30 - 216 20 40

Fax +31 (0)30 - 216 19 16

E-mail rabocomm@rn.rabobank.nl

@ All Annual Reports are also available on the internet: www.rabobankgroep.nl/report www.rabobank.com

Rabobank Group